Exhibit 10.8

***Text Omitted and Filed Separately
with the Securities and Exchange Commission.
Confidential Treatment Requested
Under 17 C.F.R. Sections 200.80(c) and Rule 24b-2

LICENSE AND COLLABORATION AGREEMENT

This License and Collaboration Agreement (the “Agreement”) is entered into as of September 3, 2018 (the “Execution Date”) between MannKind Corporation, a Delaware corporation (“MannKind”), having a principal place of business at 30930 Russell Ranch Road, Suite 301, Westlake Village, California 91362, and United Therapeutics Corporation, a Delaware corporation (“United Therapeutics”), having a principal place of business at 1040 Spring Street, Silver Spring, Maryland 20910.

RECITALS

Whereas, MannKind is developing Product (as defined below) in the Territory (as defined below) for the treatment of pulmonary arterial hypertension and owns or controls certain patents, know-how and other intellectual property related to Product;

Whereas, United Therapeutics is engaged in the development and commercialization of pharmaceutical products; and

Whereas, United Therapeutics desires to obtain from MannKind, and MannKind desires to grant to United Therapeutics, certain exclusive rights and licenses to develop Product in the Territory in collaboration with MannKind and to commercialize Product in the Territory subject to the terms and conditions of this Agreement.

AGREEMENT

Now, Therefore, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, MannKind and United Therapeutics hereby agree as follows:

Article 1

Definitions

As used in this Agreement, the following terms shall have the meanings set out in this Article I unless otherwise specifically provided herein.

1.1“Accessory Apparatus” shall mean an interactive apparatus that contains one or more sensors for real-time profiling ([…***…]*, etc.) through a Device, such as the Bluhale® apparatus.

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1.

1.2“Affiliate” of a Person shall mean any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person, as the case may be, but for only so long as such control exists.  As used in this Section 1.2, “control” shall mean direct or indirect beneficial ownership of at least 50% (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital or other equity interest in such Person.

1.3“Antitrust Laws” shall mean the Clayton Act, as amended, the HSR Act, and all other applicable laws and regulations issued by a Governmental Authority, whether domestic or foreign, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

1.4“API” shall mean treprostinil.

1.5“Applicable Laws” shall mean the applicable provisions of any and all national, supranational, regional, territorial, provincial, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits (including Marketing Approvals) of or from any court, arbitrator, Regulatory Authority or governmental agency or authority having jurisdiction over or related to the subject item.

1.6“Approved Suppliers” shall have the meaning provided in Section 4.6.

1.7“Auditor” shall have the meaning set forth in Section 7.6.

1.8“Bankruptcy Laws” shall have the meaning set forth in Section 13.4.

1.9“Budget” shall mean with respect to a particular Development Plan, the budget included in such Development Plan setting forth the maximum amount of reimbursement that MannKind is eligible to receive with respect to the Development Expenses it has incurred in performance of the various activities it is required to perform under such Development Plan and for which United Therapeutics has expressly agreed to provide reimbursement under such Development Plan.

1.10“Bulk FDKP” means fumaryl diketopiperazine in bulk form.

1.11“Business Day” shall mean a day other than a Saturday or Sunday or any public holiday in the United States.

1.12“Calendar Quarter” shall mean a period of three consecutive months during a Calendar Year beginning on and including January 1st, April 1st, July 1st or October 1st.

1.13“Calendar Year” shall mean a period of 12 consecutive months beginning on and including January 1st.

1.14“Change of Control” means, with respect to a Party: (a) completion of a merger, reorganization, amalgamation, arrangement, share exchange, consolidation, tender or exchange offer, private purchase, business combination, recapitalization or other transaction involving the Party as a result of which either (1) the stockholders of the Party immediately preceding such transaction hold less than 50% of the outstanding shares, or less than 50% of the outstanding voting

2.

power, respectively, of the ultimate company or entity resulting from such transaction immediately after consummation thereof (including a company or entity which as a result of such transaction owns the then-outstanding securities of the Party or all or substantially all of the Party’s assets, including Party’s assets related to Product, either directly or through one or more subsidiaries), or (2) any single Third Party person or group (within the meaning of the U.S. Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect, referred to as a “Group”) holds 50% or more of the outstanding shares or voting power of the ultimate company or entity resulting from such transaction immediately after the consummation thereof (including a company or entity which as a result of such transaction owns the then outstanding securities of the Party or all or substantially all of the Party’s assets either directly or through one or more subsidiaries); or (b) the direct or indirect acquisition (including by means of a tender offer or an exchange offer) by any Third Party person or Group of beneficial ownership (within the meaning of the U.S. Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect), or the right to acquire beneficial ownership, or formation of any Third Party Group which beneficially owns or has the right to acquire beneficial ownership, of 50% or more of either the outstanding voting power or the then-outstanding shares of the Party, in each case on a fully diluted basis.

1.15“CMC” shall mean chemistry, manufacturing and controls.

1.16 “Commercialization Plan” shall have the meaning set forth in Section 5.1(b).

1.17“Commercially Reasonable Efforts” shall mean, with respect to the efforts to be expended by a Party with respect to any objective, those reasonable, good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective under similar circumstances.  With respect to United Therapeutics’ efforts with respect to the development of, or obtaining Marketing Approval for, the Product, “Commercially Reasonable Efforts” means the carrying out of such activities using the efforts and resources that a similarly situated company in the pharmaceutical industry would use for its own pharmaceutical product with similar market potential at a similar stage of its development, taking into consideration all scientific, commercial, and other factors that a similarly situated company within the pharmaceutical industry would reasonably take into account including issues of safety and efficacy, expected and actual cost and time to develop, expected and actual or potential competitiveness of alternative products (including alternative products being developed or commercialized by or on behalf of United Therapeutics and its Affiliates), the nature, breadth, duration and extent of their expected and actual market exclusivity (including patent coverage and regulatory exclusivity), expected likelihood of regulatory approval, their expected and actual likelihood of reimbursement, expected and actual pricing, expected and actual profitability, including royalties and other payments required to be made, the expected and actual amounts of marketing and promotional expenditures required with respect to such product and all other relevant factors, including comparative technical, legal, scientific and/or medical factors.  Further, to the extent that the performance of a Party’s obligations hereunder is adversely affected by the other Party’s failure to perform its obligations hereunder, the impact of such other Party’s failure to perform will be taken into account in determining whether the initial Party has used Commercially Reasonable Efforts with respect to the performance of such affected obligations.  For clarity, “Commercially Reasonable Efforts” does not require United Therapeutics to disadvantage any currently marketed products (such as Remodulin®, Tyvaso® or Orenitram®) or products currently under development or which may in the future enter development (including without limitation RemoPro™, RemUnity™, esuberaprost, the Implantable System for Remodulin® and Trevyent™ and any additional delivery devices and formulations for the administration of treprostinil), the success of any of which may substantially diminish efforts and resources devoted to the development of Product.

3.

1.18“Commercial Strategy” shall have the meaning set forth in Section 5.1(a).

1.19“Competing Product” shall mean a product other than Product that (a) contains a Prostacyclin as an active ingredient or (b) contains an active ingredient other than a Prostacyclin and that is indicated for use (or being developed for use) in the treatment of Pulmonary Hypertension (or is being developed with the objective of seeking approval for the treatment of Pulmonary Hypertension).

1.20[…***…]*.

1.21“Component Parts” means injection-molded component parts for the Device (including cartridges).

1.22“Confidential Information” shall have the meaning set forth in Section 8.1.

1.23“Confidentiality Agreement” shall mean that certain confidentiality agreement, dated July 27, 2018, between MannKind and United Therapeutics.

1.24“Control” (including any variations such as “Controlled” and “Controlling”), in the context of intellectual property rights and Information, shall mean possession by a party (whether by ownership or license, other than pursuant to this Agreement) of the ability to grant the applicable license or right to use under this Agreement, without violating the terms of an agreement with a Third Party.

1.25“Data” shall mean any and all raw scientific, technical or test data pertaining to Product that is generated by or on behalf of a Party, its Affiliates (and to the extent Controlled by a Party or its Affiliates, the licensees or sublicensees of a Party or its Affiliates), including research data, clinical pharmacology data, CMC data (including analytical and quality control data and stability data), pre-clinical data, clinical data and pharmacoeconomic data and all data in publications, presentations or submissions made in association with a Regulatory Filing with respect to Product. Data presented in graphical format should be accompanied by the tables used to generate such graphics.  All Data should be accompanied by the methodology used to derive such Data.

1.26“Deerfield” shall mean Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P. and Horizon Santé FLML, SARL.

1.27“Development Expenses” shall mean out-of-pocket costs incurred by MannKind or any of its Affiliates in conducting or performing its activities under a Development Plan.  For clarity, Development Expenses shall not include labor costs incurred by MannKind in performing its obligations under the Initial Development Plan, which costs shall be the sole responsibility of MannKind.

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1.28“Development Plan” shall mean the Initial Development Plan, as the same may be subsequently amended from time to time in accordance with this Agreement, as well as any additional written plan mutually agreed by the Parties setting forth studies and other activities outside the scope of the Initial Development Plan that United Therapeutics requests that MannKind undertake in connection with United Therapeutics’ development of Products other than the Initial Product in the Field in the Territory (each such plan, an “Additional Development Plan”). For example, in the event that United Therapeutics elects to develop a Product configuration that utilizes a Cricket inhaler and desires MannKind’s assistance in such undertaking, the Parties would need to prepare an Additional Development Plan that outlines the various development activities with respect to which MannKind’s assistance was needed and establishes a mutually agreeable budget for such activities.  Once the Parties have agreed on an Additional Development Plan, any changes to such Development Plan shall require the written approval of the ESC.

1.29“Development Term” shall mean the period during which MannKind is conducting activities under the Development Plan, commencing on the Effective Date and ending upon the completion of all activities specified in the Development Plan or earlier termination of this Agreement.

1.30“Device” shall mean any device Controlled by MannKind through which a Formulation may be administered by inhalation, such as the Dreamboat® inhaler and Cricket® inhaler.

1.31“Disclosing Party” shall have the meaning set forth in Section 8.1.

1.32“DMF” shall mean the Drug Master File 028677 (including any amendments thereto) and any other drug master file filed by MannKind with the FDA to provide confidential detailed information about facilities, processes, analytical methods, or articles used in the manufacturing, processing, packaging and storing of one or more human drugs, or design and manufacture of any devices, including Product and/or Device.  The term “DMF” shall also include within its meaning throughout this agreement any device master file or MAF filed by MannKind for the same purpose.

1.33“Effective Date” shall have the meaning set forth in Section 15.16.

1.34“ESC” shall have the meaning set forth in Section 3.1(a).

1.35“Export Control Laws” shall mean all applicable U.S. laws and regulations relating to (a) sanctions and embargoes imposed by the Office of Foreign Assets Control of the U.S. Department of Treasury or (b) the export or re-export of commodities, technologies, or services, including, but not limited to, the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986 (as amended).

1.36“FCPA” shall mean the U.S. Foreign Corrupt Practices Act (15 U.S.C. Section 78dd-1, et. seq.) as amended.

5.

1.37“FDA” shall mean the United States Food and Drug Administration, or any agency that is responsible for approving the sale of medical devices and/or pharmaceutical products in the United States.

1.38“Field” shall mean, with respect to a Prostacyclin, the administration to human beings for the prevention or treatment of diseases and other conditions in all indications and, with respect to any Other Agent, the administration to human beings for the prevention or treatment of Pulmonary Hypertension.

1.39“Filings” shall have the meaning set forth in Section 15.16.

1.40“First Commercial Sale” shall mean the first bona fide, arm’s length sale of Product in a country following receipt of Marketing Approval in such country.  Sales of Product for registration samples, compassionate use, named patient use and inter-company transfers to Affiliates of a Party will not constitute a First Commercial Sale.

1.41“Formulation” shall mean a formulation of an active pharmaceutical ingredient suitable for pulmonary administration based upon or incorporating the drug delivery technology Controlled by MannKind involving diketopiperazine as a carrier.

1.42“GAAP” shall mean generally accepted accounting principles in the United States, or internationally, as appropriate, consistently applied.

1.43“Governing Body” shall mean the ESC or any working group of the ESC.

1.44“Governmental Authority” shall mean any national, international, federal, state, provincial or local government, or political subdivision thereof, or any multinational organization or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.45“Government Health Care Program” shall mean the Medicare program (Title XVIII of the Social Security Act), the Medicaid program (Title XIX of the Social Security Act), the Department of Veterans Affairs FSS Program, TRICARE, and the Public Health Service 340B Program, and any similar federal, state, and local governmental health care plans and programs.

1.46“Government Health Care Program Contract’ shall mean, with respect to Product, any agreements that are necessary to give effect to any Government Health Care Program (whether or not such agreements constitute “government contracts” as such term is used in connection with government procurement, e.g. 340B Pharmaceutical Pricing Agreements and Medicaid Drug Rebate Agreements).

1.47“HIPAA” shall have the meaning set forth in Section 16.4.

1.48“HSR Act” shall have the meaning set forth in Section 15.16.

1.49“HSR Filing Date” shall have the meaning set forth in Section 15.16.

6.

1.50“IND” shall mean the Investigational New Drug Application 134582 (including any amendments thereto) filed by MannKind with the FDA before commencement of clinical trials of Product.

1.51“Indemnitee” shall have the meaning set forth in Section 11.3.

1.52“Indemnitor” shall have the meaning set forth in Section 11.3.

1.53“Information” shall mean all technical, scientific, marketing, financial, commercial and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, discoveries, inventions, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, prototypes, specifications, data, results, customer lists, marketing materials, and other material, including: drug discovery and development technology; biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols; assays and biological methodology; manufacturing and quality control procedures and data, including test procedures; and synthesis, purification and isolation techniques, in each case (whether or not confidential, proprietary, patented or patentable, of commercial advantage or not) in written, electronic or any other form now known or hereafter developed.

1.54“Initial Device” shall mean the reusable Dreamboat® inhaler and associated cartridges that is intended to be the utilized in the Initial Product.

1.55“Initial Development Plan” shall mean the written plan attached to a separate letter delivered by MannKind to United Therapeutics and agreed to in writing by United Therapeutics on the Execution Date setting forth the activities to be performed by MannKind (or by the Parties jointly) with respect to the CMC development of the Initial Product and the Accessory Apparatus as well as the transfer to United Therapeutics of the manufacturing technology required to manufacture the Initial Product.  The Initial Development Plan shall be subject to the terms and conditions of this Agreement.  To the extent any terms or provisions of the Initial Development Plan conflict with the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control.

1.56“Initial Product” shall mean the Product (which shall utilize the Initial Device) that is intended to be the subject of the initial Regulatory Approval of Product.

1.57“Intervening Event” shall have the meaning set forth in Section 15.1.

1.58“Inventions” shall have the meaning set forth in Section 9.1(b).

1.59“Joint Inventions” shall have the meaning set forth in Section 9.1(b).

1.60“Joint Patents” shall mean all Patents claiming any Joint Invention.

7.

1.61“Loss of Market Exclusivity” shall mean with respect to a specified country in the Territory, the reduction by […***…]%*or more in any 12-month period in Net Sales of Product due to the sale in such country of any interchangeable pharmaceutical product containing a fumaryl diketopiperazine-based formulation of the same active ingredient as Product, which are marketed by any entity or entities other than United Therapeutics or any of its Affiliates or sublicensees in such country, as compared with the 12-month period immediately prior to the 12-month period in which the sale of any such pharmaceutical product first occurred (as measured by reputable published data, e.g. by reference to market share data collected by IMS).

1.62“Losses” shall have the meaning set forth in Section 11.1.

1.63“Major Market Country” shall mean each of […***…].

1.64“MannKind Indemnitees” shall have the meaning set forth in Section 11.1.

1.65“MannKind Know-How” shall mean all Information not included in the MannKind Patents that is Controlled by MannKind or any of its Affiliates (subject to Section 15.9) as of the Effective Date or during the Term that is necessary or reasonably useful for the development, manufacture, use, import, offer for sale or sale of Product in the Field, including all such Information related to the design and utility of the Device and to the creation of a Formulation, and any replication or any part of such Information.

1.66“MannKind Patents” shall mean all Patents Controlled by MannKind or any of its Affiliates (subject to Section 15.9) as of the Effective Date or during the Term that claim or disclose Product or its components, or are necessary or reasonably useful for the development, manufacture, use, import, offer for sale, or sale of Product in the Field in the Territory, including all such Patents claiming or covering the design or utility of a Device or a Formulation, but excluding any Joint Patents.

1.67“MannKind Technology” shall mean all MannKind Know-How, MannKind Patents and MannKind’s or its Affiliate’s interest in Joint Patents and Joint Inventions.

1.68 “Manufacturing Information” shall mean all Information within the MannKind Know-How and MannKind Patents that is necessary or useful for the manufacture, assembly, test, operation and service of Product, including (a) such Information contained in the CMC section of any applicable Regulatory Filing, (b) any Information that MannKind has provided to its Approved Suppliers in relation to the Component Parts and Bulk FDKP supplied by them, (c) all processes and procedures for the manufacture of the Processed FDKP, and all necessary or useful specifications for any specialized equipment used in MannKind’s facility to so manufacture the Processed FDKP, (d) all assembly procedures for Devices and all necessary or useful specifications for any specialized equipment used in the Danbury facility to assemble Devices, and (e) all batch record procedures for manufacture of Product.

1.69“Marketing Approval” shall mean all clearances, approvals, licenses, registrations or authorizations of Regulatory Authorities in a country necessary for the manufacture, use, storage, import, export, distribution, promotion, marketing, offer for sale and sale of a pharmaceutical product and/or medical device in such country.  For countries where governmental approval is required for pricing or reimbursement for a pharmaceutical product to be reimbursed by national health insurance (or its local equivalent), “Marketing Approval” shall not be deemed to occur until such pricing or reimbursement approval is obtained.

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8.

1.70“NDC” shall have the meaning set forth in Section 13.2(c).

1.71“Net Sales” shall mean the net sales recorded by United Therapeutics or its Affiliates or sublicensees for the sale or disposition of Product to Third Parties (other than sublicensees) in bona fide arm’s length transactions, as determined in accordance with GAAP and as reported in United Therapeutics’ audited financial statements.  The recorded net sales shall be equal to gross sales minus appropriate deductions, each to the extent actually incurred, allowed, taken or paid and not otherwise recovered, which shall be booked on an accrual basis by United Therapeutics and its Affiliates and sublicensees under GAAP, such as:

(a)trade, quantity and cash discounts;

(b)rebates, chargebacks, reimbursements, fees or similar payments to wholesalers and other distributors, pharmacies and other retailers, buying groups (including group purchasing organizations), health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, Governmental Authorities, or other institutions or health care organizations, including Medicare, Medicaid, Managed Healthcare and similar types of rebates;

(c)amounts repaid or credited by reasons of defects, rejections, recalls or returns of Product;

(d)amounts provided or credited to customers through coupons and other discount programs;

(e)costs of freight, insurance, import/export, and other transportation charges directly related to the distribution of Product, to the extent included in gross sales;

(f)that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) and reasonably allocable to sales of the Product;

(g)bad debts and uncollectable invoiced amounts, provided that any such amounts subsequently collected will be included in Net Sales;

(h)taxes, duties or other governmental charges (including any tax such as a value added or similar tax or government charge other than an income tax) levied on or measured by the billing amount for Product, as adjusted for rebates and refunds;

(i)delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates; and

(j)any other customary deductions that are consistent with GAAP, but which may not be duplicative of the deductions specified in (a) – (i) above.

9.

In no event will any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of reductions).  Sales of Product between United Therapeutics and its Affiliates and sublicensees for resale shall be excluded from the computation of Net Sales, but the subsequent resale of such Product to a Third Party (other than a sublicensee) shall be included within the computation of Net Sales.  Neither United Therapeutics nor any of its Affiliates or sublicensees shall sell any Product for any non-monetary consideration.  Notwithstanding anything to the contrary herein, disposal or use of Product for, marketing, regulatory or development purposes, such as clinical trials, compassionate use or indigent patient programs, without direct or indirect consideration, shall not be deemed a sale for purposes of this Net Sales definition.

1.72“Option” shall have the meaning set forth in Section 2.6(a).

1.73“Optioned Agent” shall mean (a) […***…]* or (b) any Other Agent that is indicated for use (or being developed for use) in the treatment of Pulmonary Hypertension or is being developed with the objective of seeking approval for the treatment of Pulmonary Hypertension.

1.74“Option Exercise Fee” shall mean, with respect to each Optioned Agent, a non-refundable, non-creditable fee of $[…***…].

1.75“Other Agent” shall mean an active pharmaceutical ingredient that is not a Prostacyclin, a […***…] or an […***…].

1.76“Party” shall mean MannKind or United Therapeutics individually, and “Parties” shall mean MannKind and United Therapeutics collectively.

1.77“Patent(s)” shall mean (a) all patents, certificates of invention, applications for certificates of invention, priority patent filings and patent applications, and (b) any renewal, division, continuation (in whole or in part), or request for continued examination of any of such patents, certificates of invention and patent applications, and any all patents or certificates of invention issuing thereon, and any and all reissues, reexaminations, extensions, divisions, renewals, substitutions, confirmations, registrations, revalidations, revisions, and additions of or to any of the foregoing.

1.78“Person” shall mean any individual, corporation, partnership, limited liability company, trust, governmental entity, or other legal entity of any nature whatsoever.

1.79“Processed FDKP” means a suspension or dried preparation of fumaryl diketopiperazine that is a component of a Formulation.

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1.80“Product” shall mean a product in a form suitable for human applications consisting of (a) a Formulation that contains API for use in an inhalation device or a Device, (b) a Device, but only to the extent that it is sold (or intended to be sold) for use with such a Formulation described in clause (a), (c) both a Device and such a Formulation described in clause (a) for use together, or (d) an Accessory Apparatus for use with the Product configuration described in (c), in each case, including all improvements incorporated therein.  For clarification, Product shall not include a Device to the extent that it is sold (or intended to be sold) for administration of a Formulation that contains an active pharmaceutical ingredient other than API unless such active pharmaceutical ingredient is an Optioned Agent that has been added to this Agreement pursuant to Section 2.6.

1.81“Prostacyclin” shall mean a prostacyclin, a prostacyclin analog and a prostacyclin receptor agonist.  For clarity, the API is a Prostacyclin.

1.82“Public Official or Entity” shall mean (a) any officer, employee (including physicians, hospital administrators, or other healthcare professionals), agent, representative, department, agency, de facto official, representative, corporate entity, instrumentality or subdivision of any government, military or international organization, including, but not limited to, any ministry or department of health or any state-owned or affiliated company or hospital, or (b) any candidate for political office, any political party or any official of a political party.

1.83“Pulmonary Hypertension” a medical condition that encompasses all WHO classifications of pulmonary hypertension identified in the Nice 2013 Revised Classification system, including pulmonary arterial hypertension.

1.84“Receiving Party” shall have the meaning set forth in Section 8.1.

1.85“Regulatory Authority” shall mean any Governmental Authority whose review or approval is necessary for the development, design, manufacture, packaging, use, storage, import, export, distribution, promotion, marketing, offer for sale and sale of Product.  Where governmental approval is required for pricing or reimbursement for Product to be reimbursed by national health insurance (or its local equivalent), “Regulatory Authority” shall also include any Governmental Authority whose review or approval of pricing or reimbursement is required.

1.86“Regulatory Exclusivity” shall mean the ability to exclude any other Person from manufacturing or commercializing a product that could compete with Product in a specified country in the Territory, either through data exclusivity rights, orphan drug designation, or such other rights conferred by a Regulatory Authority in such country.

1.87“Regulatory Filing” shall mean all approvals, clearances, licenses, registrations, submissions and authorizations made to or received from a Regulatory Authority necessary for the development, manufacture or commercialization of a medical device and/or pharmaceutical product, including any investigational new drug applications, clinical trial applications, drug master files, device master files and Marketing Approvals.

1.88“Royalty Report” shall have the meaning set forth in Section 7.1.

1.89“SEC” shall mean the U.S. Securities and Exchange Commission, or any successor agency.

11.

1.90“Segregate” shall mean with respect to a product or program, to use Commercially Reasonable Efforts to segregate the development and commercialization activities relating to such product or program from development and commercialization with respect to Product under this Agreement, including using Commercially Reasonable Efforts to ensure that: (i) no personnel involved in performing the development or commercialization of such product or program have access to non-public plans or information relating to the development or commercialization of Product (provided that management personnel may review and evaluate plans and information regarding the development and commercialization of Product in connection with portfolio decision-making or other company-wide responsibilities); and (ii) no personnel involved in performing the development or commercialization of Product have access to non-public plans or information relating to the development or commercialization of such product or program (provided that management personnel may review and evaluate plans and information regarding the development and commercialization of such product or program in connection with portfolio decision-making or other company-wide responsibilities).

1.91“Specified Matters” shall mean the subject matter described in the separate letter delivered by MannKind to United Therapeutics and confirmed in writing by United Therapeutics on the Execution Date.

1.92“Term” shall have the meaning set forth in Section 12.1.

1.93“Territory” shall mean everywhere.

1.94“Third Party” shall mean any Person other than MannKind, United Therapeutics and their respective Affiliates.

1.95“Third Party Claims” shall have the meaning set forth in Section 11.1.

1.96“United States” or “U.S.” shall mean the United States of America, including its territories and possessions and the District of Columbia.

1.97“United Therapeutics Indemnitees” shall have the meaning set forth in Section 11.2.

1.98“United Therapeutics Know-How” shall mean all Information that (a) is Controlled by United Therapeutics or any of its Affiliates as of the Effective Date or during the Term and (b) is necessary for the development, manufacture, use, import, offer for sale or sale of Product in the Field.

1.99“United Therapeutics Patents” shall mean all Patents Controlled by United Therapeutics or any of its Affiliates as of the Effective Date or during the Term that are necessary for the development, manufacture, use, import, offer for sale, or sale of Product in the Field, but excluding any Joint Patents.

1.100“United Therapeutics Technology” shall mean all United Therapeutics Know-How, United Therapeutics Patents and United Therapeutics’ or its Affiliate’s interest in Joint Patents and Joint Inventions.

12.

1.101“Valid Claim” shall mean a claim of an issued and unexpired Patent included within the MannKind Patents or Joint Patents in the Territory that (a) has not been held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and (b) has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

1.102“Wind-down Period” shall mean any period after the date of termination of this Agreement during which, pursuant to Section 13.2(a), United Therapeutics is required to continue to perform certain activities.

Article 2

Grant of License

2.1Development Licenses.  Subject to the terms and conditions of this Agreement, (a) MannKind hereby grants to United Therapeutics an exclusive (except as to MannKind which shall retain during the Development Term such rights as are necessary to fulfil its obligations under the Development Plan), royalty-free license, with the right to grant sublicenses as provided in Section 2.3, under the MannKind Technology to develop and seek Marketing Approval for Product (including to conduct non-clinical research and clinical studies, and to make and have made Product for purposes thereof) in the Field in the Territory, and (b) United Therapeutics hereby grants to MannKind a non-exclusive, worldwide, royalty-free license, with the right to grant sublicenses to Affiliates, under United Therapeutics Technology as is necessary for MannKind to perform activities to be performed by MannKind under the Development Plan, solely to perform such activities during the Development Term.

2.2License to United Therapeutics.  Subject to the terms and conditions of this Agreement, MannKind hereby grants to United Therapeutics an exclusive, royalty-bearing license, with the right to grant sublicenses as provided in Section 2.3, under the MannKind Technology to make and have made, use, sell, offer for sale, have sold and import Product in the Field in the Territory.  The license granted in this Section 2.2 shall be exclusive even as to MannKind, subject to Section 5.2 and the rights reserved by MannKind pursuant to Section 2.4.

2.3Sublicenses.  United Therapeutics shall have the right to grant sublicenses through one or more tiers within the scope of the rights granted to it under Sections 2.1 and 2.2.  Any sublicense shall be in writing and shall be consistent with the terms and conditions of this Agreement.  Within 10 days after execution or receipt thereof, as applicable, United Therapeutics shall provide MannKind with a full and complete copy of each sublicense granted to any sublicensee (provided that United Therapeutics may redact any confidential information contained therein that is not necessary to disclose to ensure compliance with this Agreement). United Therapeutics shall be responsible for the acts or omissions of its sublicensees in exercising rights under the sublicense that would constitute a breach hereunder. For the avoidance of doubt, any sublicense issued by United Therapeutics during the Term will survive expiration or termination of this Agreement excluding any termination of this Agreement by MannKind pursuant to Section 12.5 or pursuant to Section 12.2(b) if the material breach was due to the actions or inactions of such sublicensee, or any termination of this Agreement by United Therapeutics pursuant to Section 12.3(a).

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2.4Reserved Rights; No Implied Licenses.  Except for the rights and licenses expressly granted in this Agreement, MannKind retains all rights under its intellectual property, including the MannKind Technology, and United Therapeutics retains all rights under its intellectual property, including the United Therapeutics Technology, and no rights shall be deemed granted by one Party to the other Party by implication, estoppel or otherwise.  United Therapeutics agrees, on behalf of itself and its Affiliates, not to practice MannKind Technology except pursuant to the licenses expressly granted to United Therapeutics in this Agreement or any other written agreement between the Parties. MannKind agrees, on behalf of itself and its Affiliates and sublicensees, not to practice United Therapeutics Technology except pursuant to the licenses expressly granted to MannKind in this Agreement or any other written agreement between the Parties.

2.5Exclusivity.

(a)MannKind.  During the Term, neither MannKind nor any of its Affiliates (subject to Section 15.9) shall develop, manufacture or commercialize, or authorize any Third Party to develop, manufacture or commercialize a Competing Product, provided that the foregoing shall not prevent MannKind from fulfilling its development obligations under the Development Plan or its manufacturing and supply obligations or performing any activities under any other written agreement between MannKind and United Therapeutics.

(b)United Therapeutics.  During the Term, neither United Therapeutics nor any of its Affiliates (subject to Section 15.10) shall develop, manufacture or commercialize, or authorize any Third Party to develop, manufacture or commercialize any product (other than Product) containing or comprising any dry powder formulation of API that is or is intended to be primarily administered in or through the lungs.

2.6Option to Add Additional Products.

(a)Option.  Subject to the terms and conditions set forth in this Agreement, MannKind hereby grants to United Therapeutics an option (the “Option”) to include as an “API” for purposes of this Agreement an Optioned Agent (with any Product containing such Optioned Agent, an “Optioned Product”). The Option may be exercised by United Therapeutics pursuant to the procedures set forth in this Section 2.6 at any time during the Term (“Option Period”).

(b)Exercise of Option.  To exercise the Option with respect to a particular Optioned Agent, United Therapeutics shall give MannKind written notice during the Option Period identifying the applicable Optioned Agent and stating that United Therapeutics desires that Optioned Product containing such Optioned Agent be included as “Product” under this Agreement (the “Exercise Notice”). United Therapeutics’ exercise of the Option shall be effective upon timely receipt by MannKind of the Exercise Notice and of an Option Exercise Fee, whereupon the Optioned Product containing the Optioned Agent identified in such Exercise Notice shall be deemed a “Product” for purposes of this Agreement.

(c)Amendment of Agreement.  As soon as practicable (and within ten (10) days) after United Therapeutics’ exercise of the Option with respect to a particular Optioned Agent in accordance with Section 2.6(b) above, United Therapeutics and MannKind shall amend the definition of “API” in this Agreement to include the Optioned Agent.  In the event additional development work is requested of MannKind in connection with the Optioned Agent, the Parties will negotiate the scope of such efforts (and the financial responsibility of the Parties therefor) as an additional Development Plan to be executed by both Parties as soon as practicable thereafter.

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Article 3

Governance

3.1Executive Steering Committee.

(a)Establishment.  Within 30 days following the Effective Date, MannKind and United Therapeutics shall establish an Executive Steering Committee (the “ESC”) to oversee the activities of the Parties under this Agreement.

(b)Membership.  The ESC shall be composed of six members, three of whom shall be nominated by MannKind and three of whom shall be nominated by United Therapeutics, which members shall be employees of the applicable Party with the requisite experience and seniority to make decisions on behalf of the Parties with respect to issues within the jurisdiction of the ESC.  MannKind and United Therapeutics shall designate their respective initial members of the ESC within 30 days after the Effective Date.  Each Party may change its ESC members at any time by written notice to the other Party.  United Therapeutics shall have the right to designate the chair of the ESC.

(c)Meetings.  The ESC will hold meetings at such frequency as determined by the ESC members, but no less than once per Calendar Quarter until receipt of Marketing Approval for the Initial Product. Such meetings may be conducted by videoconference, teleconference or in person, as agreed by the Parties; provided, that at least one ESC meeting per year shall be held in person and the location of such in-person meeting shall alternate between MannKind’s and United Therapeutics’ offices, unless the Parties otherwise agree.  Each Party may invite a reasonable number of non-member, non-voting representatives of such Party to attend meetings of the ESC. Minutes will be kept of all ESC meetings and will reflect material decisions made at such meetings.  The responsibility to prepare minutes of ESC meetings will alternate between MannKind and United Therapeutics.  Meeting minutes will be sent to each member of the ESC for review and approval promptly following each meeting.  Minutes will be deemed approved unless a member of the ESC objects to the accuracy of such minutes within 15 days of receipt.  Any costs and expenses incurred by a Party related to a ESC meeting, including, if applicable, travel and/or telecommunication expenses, shall be borne by such Party.

(d)Responsibilities.  The ESC shall have the following responsibilities:

(i)reviewing and approving any material changes to a Development Plan;

(ii)providing a forum for the Parties to exchange Data and information and to coordinate their respective activities with respect to development, regulatory and manufacturing matters pertaining to Product;

(iii)receiving periodic updates on material development and regulatory activities conducted with respect to Product in the Territory, including the submission and prosecution of applications for Marketing Approval;

(iv)providing a forum for the Parties to discuss and coordinate regarding the forecasting, manufacture and supply of Product, and any regulatory activities with respect thereto;

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(v)providing a forum for coordinating the Parties’ activities in response to crises with respect to Product, including unexpected disruptions to the supply of Product, safety issues, and recalls or withdrawals of Product;

(vi)resolving all disputes referred to the ESC by working groups responsible for the sub-plans of the Development Plan; and

(e)Decision-Making and Dispute Resolution.  For clarity, the ESC is intended primarily to be a consultative body with its decision making authority limited to the approval of material changes to the Development Plan (including the constituent development sub-plans).  All decisions within the authority of the ESC shall be made by unanimous vote or written consent, with the MannKind members of the ESC collectively having one vote and the United Therapeutics members of the ESC collectively having one vote in all decisions of the ESC.  The members of the ESC shall use reasonable efforts to reach agreement on all matters.  If, despite such efforts, agreement on a particular matter cannot be reached by the ESC within 10 days after the ESC first considers such matter (or such shorter or longer time as may be agreed by the Parties), then either Party may, by written notice to the other Party, have such matter referred to, on behalf of MannKind, the Chief Executive Officer of MannKind and, on behalf of United Therapeutics, the Chief Executive Officer of United Therapeutics.  Such executives shall use reasonable efforts to resolve the matter referred to them within 10 days after such referral.  If, despite such efforts, such executives are unable to resolve such matter within 10 days after such referral (or such shorter or longer time as may be agreed by the Parties), then, the chair of the ESC shall have the right to make the final decision with regard to the disputed matter following good faith consideration of MannKind’s comments, provided that the chair of the ESC shall not have power to resolve a dispute:  (i) in a manner that would require MannKind to perform activities which materially exceed the scope of, or are materially different in nature with respect to, the activities MannKind has agreed to perform under the Development Plan or has otherwise agreed in writing to perform; (ii) by overriding MannKind’s rights under this Agreement; or (iii) by unilaterally determining that it has fulfilled any diligence obligations hereunder.  For all purposes under this Agreement, any decision made pursuant to this Section 3.1(e) shall be deemed to be the decision of the ESC.

(f)Working Groups of the ESC.  Promptly following its establishment, the ESC shall establish two working groups, one to oversee the performance of the CMC development activities (“CMC Working Group”) and one to oversee the performance of the manufacturing technology transfer (“Mfg Technology Transfer Working Group”). These working groups shall periodically review their applicable activities within the Initial Development Plan and develop detailed and specific sub-plan updates as needed, which shall be submitted to the ESC for review and approval.  In addition, each Party may submit requested modifications to such sub-plans to the ESC, which the ESC will reasonably consider.  From time to time, the ESC may establish additional working groups as necessary to oversee particular projects or activities added to the Development Plan, as it deems necessary or advisable.  Each working group shall consist of such number of representatives of each Party as the ESC determines is appropriate from time to time and shall meet with such frequency as the ESC shall determine.  All decisions of each working group shall be made by unanimous vote or written consent, with the MannKind members of the working group collectively having one vote and the United Therapeutics members of the working group collectively having one vote in all decisions of the working group.  If, with respect to a matter that is subject to a working group’s decision-making authority, the working group cannot reach agreement, the matter shall be referred to the ESC, which shall resolve such matter in accordance with Section 3.1(e).

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3.2Scope of Governance.  Notwithstanding the creation of the ESC, each Party shall retain the rights, powers and discretion granted to it hereunder, and the ESC shall not be delegated or vested with rights, powers or discretion unless such delegation or vesting is expressly provided herein, or the Parties expressly agree in writing.  The ESC shall not have the power to amend or modify this Agreement, and no decision of the ESC shall be in contravention of any terms and conditions of this Agreement.  It is understood and agreed that issues to be formally decided by the ESC are only those specific issues that are expressly provided in this Agreement to be decided by the ESC.  Notwithstanding anything to the contrary in Sections 3.1(e), any dispute regarding the interpretation of this Agreement or any alleged breach of this Agreement will be resolved in accordance with the terms of Article 14.

Article 4

Development AND REGULATORY ACTIVITIES

4.1Development Activities.

(a)United Therapeutics’ Obligations.

(i)General.  Except as provided in Section 4.1(b) below, as between the Parties, United Therapeutics shall be solely responsible for the development of Product(s), including the conduct of clinical trials, and shall bear all of the costs and expenses that it (or its Affiliates or sublicensees) incur in the course of such activities.

(ii)United Therapeutics Diligence.  United Therapeutics shall use Commercially Reasonable Efforts to: (A) carry out such development activities with respect to the Initial Product as may be necessary to support filing for Marketing Approval for the Initial Product in the United States, and (B) upon successful completion of such development activities, to file for, and obtain Marketing Approval for, the Initial Product in the United States.  Notwithstanding the foregoing: (1) in the event that United Therapeutics has expended at least […***…]* U.S. Dollars (USD $[…***…]) on the development of the Initial Product in any Calendar Year (at least $[…***…] of which shall be out-of-pocket expenditures), such expenditure shall constitute conclusive evidence of United Therapeutics having used Commercially Reasonable Efforts with respect to the development of the Initial Product in such Calendar Year, and (2) United Therapeutics’ receipt of Marketing Approval for the Initial Product in the United States shall constitute conclusive evidence that United Therapeutics has fulfilled in full its diligence obligations under this Section 4.1(a)(ii).

(iii)Reports. Up until the First Commercial Sale of the Initial Product, United Therapeutics shall provide MannKind with annual written summary reports detailing the progress and results of development activities with respect to the Initial Product. After the First Commercial Sale of the Initial Product, United Therapeutics shall provide MannKind with royalty reports as provided in Section 7.1 below.

****Confidential Treatment Requested

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(b)MannKind’s Obligations.

(i)General.  MannKind shall be responsible for performing those tasks with respect to the development of the Initial Product that are set forth in the Initial Development Plan and those tasks with respect to the development of any additional Product(s) that are set forth in any Additional Development Plans mutually agreed by the Parties. Except as provided in Section 6.4, MannKind shall be responsible for the costs associated with the performance of its obligations under the Development Plan.   Notwithstanding the foregoing, in the event that MannKind is required to have its personnel visit United Therapeutics’ facilities in connection with the manufacturing technology transfer activities contemplated in the Initial Development Plan, United Therapeutics agrees to reimburse MannKind for the reasonable travel and lodging expenses incurred in connection therewith.

(ii)MannKind Diligence.  MannKind shall use Commercially Reasonable Efforts to conduct and complete the activities assigned to it in the Development Plan in accordance with the timelines specified therein.  Without limiting the foregoing, MannKind shall proceed diligently and in a timely manner with the activities assigned to it under the Development Plan by using its good faith efforts to allocate sufficient time, effort, equipment and facilities to such development activities and to use personnel with sufficient skills and experience as are required to accomplish such activities in accordance with the terms of the Development Plan and this Agreement.

(c)Mutual Obligations.

(i)Compliance with Development Plan and Applicable Laws.  Each Party shall conduct the development activities assigned to it under the Development Plan in accordance with the terms of the Development Plan and the other provisions of this Agreement and in compliance in all material respects with all Applicable Laws and in accordance with generally accepted scientific standards and good clinical practices, applicable under the Applicable Laws of the country in which such activities are conducted or of the country in which a Regulatory Filing is made.

(ii)Information Regarding Development Activities Under the Development Plan.  Each Party shall maintain records, in sufficient detail and in good scientific manner appropriate for Patent and regulatory purposes, which shall fully and properly reflect all work done and results achieved by or on behalf of such Party in the performance of the activities assigned to it under the Development Plan.  MannKind shall keep the ESC appropriately informed of the status of its activities conducted under the Development Plan.  Upon request by the ESC, without limiting the foregoing, each Party shall promptly provide the ESC with summaries in reasonable detail of all Data and results generated or obtained in the course of such Party’s performance of its activities under the Development Plan.

4.2Regulatory Activities.

(a)Regulatory Strategy.  United Therapeutics shall develop and be solely responsible for the regulatory strategy for Product in the Field in the Territory.

(b)Regulatory Submissions and Marketing Approvals. At its sole expense, United Therapeutics or its Affiliates shall be responsible for filing and attempting to obtain Marketing Approval for the Product in the Field in the Territory and as between the Parties, shall own, all Regulatory Filings for the Product in the Territory, including all investigational new drug applications, investigational device exemptions and filings for Marketing Approvals.

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(c)Assignment of IND. As soon as practicable, but in any event within 30 days after the Effective Date, MannKind will transfer the IND to United Therapeutics.  Following the Effective Date, MannKind shall not initiate any interaction with any Regulatory Authority regarding the Product, nor engage in any correspondence with any Regulatory Authority regarding the Product, in each case except at the direction of United Therapeutics.  In the event that MannKind receives any communications from a Regulatory Authority with respect to the Product, MannKind will promptly notify United Therapeutics and collaborate with United Therapeutics in drafting such response as United Therapeutics may reasonably deem appropriate.  For clarity, commencing on the Effective Date, United Therapeutics shall have ultimate decision-making authority with respect to any communications with any competent Governmental Authority, Regulatory Authority or other administrative body with respect to the Product, including without limitation, the FDA. MannKind shall promptly provide to United Therapeutics copies of all Regulatory Filings for the Product made by or on behalf of MannKind or its Affiliates, together with copies of any correspondence with Regulatory Authorities or other government agencies relating to such Regulatory Filings and/or Product. Without limiting the foregoing, MannKind will ensure that it has transferred to United Therapeutics all Information that MannKind was required by Applicable Laws to maintain as the holder of the IND or that is necessary or useful to prepare and defend any inquiries from Regulatory Authorities.

(d)Cooperation.  Upon request by United Therapeutics, MannKind shall provide reasonable assistance to United Therapeutics in relation to the regulatory activities described in this Section 4.2, including without limitation assisting United Therapeutics in the preparation of Regulatory Filings for Product in the Territory.

4.3Right of Reference.

(a)By MannKind.  MannKind shall grant to United Therapeutics: (a) a right of reference with respect to the DMF as well as to all other Regulatory Filings (including Data contained therein) of MannKind or its Affiliates related to Product, and (b) the right to access such Regulatory Filings and any data therein and use such data in connection with the performance of its obligations and exercise of its rights under this Agreement, including inclusion of such data in its own Regulatory Filings for Product, which rights United Therapeutics may extend to its Affiliates and sublicensees of such Products. Upon request from United Therapeutics, MannKind shall provide a signed statement to this effect, if United Therapeutics, in accordance with 21 C.F.R. § 314.50(g)(3) or the equivalent as required in any country or region or otherwise provide appropriate notification of such right of United Therapeutics to the applicable Regulatory Authority.  MannKind will provide, and cause its Affiliates to provide, cooperation to United Therapeutics to effect the foregoing.

(b)By United Therapeutics.  United Therapeutics shall grant to MannKind: (a) a right of reference with respect to Regulatory Filings (including Data contained therein) of United Therapeutics or its Affiliates related to Product, and (b) the right to access such Regulatory Filings and any data therein and use such data in connection with its own Regulatory Filings for products other than Product, which rights MannKind may extend to its Affiliates and licensees of such products.  Upon request from MannKind, United Therapeutics shall provide a signed statement to this effect, if MannKind, in accordance with 21 C.F.R. § 314.50(g)(3) or the equivalent as required in any country or region or otherwise provide appropriate notification of such right of MannKind to the applicable Regulatory Authority.  United Therapeutics will provide, and cause its Affiliates to provide, cooperation to MannKind to effect the foregoing

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4.4Provision of Know‑How.  Promptly following the Effective Date, at no additional cost or expense to United Therapeutics, MannKind will transfer to United Therapeutics Data generated by or on behalf of MannKind or its Affiliates, including all pre-clinical and clinical records generated by or on behalf of MannKind with respect to the Initial Product, and provide to United Therapeutics the MannKind Know‑How that exists as of the Effective Date.  During the Term, MannKind shall provide to United Therapeutics, at no additional cost or expense to United Therapeutics, all MannKind Know-How that has not previously been provided hereunder promptly upon such MannKind Know-How being obtained or generated by MannKind.  MannKind further agrees to make its employees (or the employees of its applicable Affiliate) reasonably available and without charge to answer questions with respect to: (a) the MannKind Know-How (including Data generated by or on behalf of MannKind or its Affiliates), (b) MannKind’s Regulatory Filings and related regulatory Information provided or required to be provided under Section 4.2(c), and (c) the Manufacturing Information provided or required to be provided under Section 5.2(c).  For clarity, MannKind’s transfer obligations under this Section 4.4, the transfer of which are specifically addressed elsewhere (e.g., transfer of Regulatory Filings under Section 4.2(c) and transfer of Manufacturing Information under Section 5.2(c)) shall remain subject to the terms and conditions in such other Sections.   During the Term, United Therapeutics shall provide to MannKind, at no additional cost or expense to MannKind, all United Therapeutics Know-How as is necessary for MannKind to perform studies and activities to be performed by MannKind under the Development Plan that has not previously been provided hereunder and is reasonably requested by MannKind.

4.5Regulatory Updates. United Therapeutics agrees to keep MannKind reasonably informed as to the regulatory strategy and regulatory activities carried out by or on behalf of United Therapeutics, its Affiliates and sublicensees relating to Product, including its material correspondence and meetings with Regulatory Authorities, by way of updates to the ESC at its meetings and as otherwise reasonably requested by MannKind.

4.6Use of Subcontractors.  MannKind shall not assign, delegate, or subcontract to a Third Party any of the development or regulatory activities assigned to it under the Development Plan without the prior written approval of United Therapeutics, provided that the Parties agree that the subcontractors listed in the Initial Development Plan (“Approved Suppliers”) shall be deemed pre-approved for the tasks indicated therein.  United Therapeutics shall be free to perform its development or regulatory activities under this Agreement through one or more subcontractors. In the event that either Party elects to use subcontractors as permitted in this Section 4.6, such Party shall ensure that (a) none of the other Party’s rights hereunder are diminished or otherwise adversely affected as a result of such subcontracting, and (b) the subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information which are substantially the same as those undertaken by the Parties pursuant to Article 8.  In the event a Party performs any of its development or regulatory activities hereunder through a subcontractor, then such Party will at all times be fully responsible for the performance and payment of such subcontractor.

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4.7DMF.  The Parties acknowledge that MannKind has included certain CMC Information required to be included in an application for Marketing Approval of the Initial Product in a drug master file filed with the FDA and referred to as the DMF.  MannKind agrees to file additional drug master file(s) and/or device master file(s) with other Regulatory Authority(ies) as reasonably requested by United Therapeutics, and provide the appropriate authorizations to such Regulatory Authority(ies) allowing the right to review and reference such drug master file(s) and/or device master file(s) in support of applications for Marketing Approval for Product submitted by United Therapeutics (or its permitted designee).  To the extent practicable, MannKind shall file such drug master file(s) and/or device master file(s) in coordination with United Therapeutics’ efforts to file and prosecute the applicable Regulatory Filings to such Regulatory Authority and shall be responsible, at its sole expense or as otherwise specified in the Development Plan, for providing the applicable Regulatory Authorities with such additional data as they may request (provided, however, that any additional studies that must be conducted to provide such additional data shall be at United Therapeutics’ expense under Section 6.4 to the extent such studies relate solely or substantially to Product), and for correcting any deficiencies of such drug master file(s) and/or device master file(s) identified by such Regulatory Authority, in each case in a reasonably prompt and efficient manner so as to prevent any delay in obtaining Marketing Approvals based on such drug master file(s) and/or device master file(s).  MannKind shall be responsible for maintaining the drug master file(s) (including without limitation the DMF) and/or device master file(s) in accordance with applicable laws and ensuring that all CMC Information and other MannKind Know-How incorporated therein is accurate and up to date as necessary to support filing and prosecuting the applicable Regulatory Filing(s) and obtaining and maintaining the applicable regulatory approval(s) (including without limitation investigational new drug applications and Marketing Approvals) hereunder.  MannKind shall provide United Therapeutics with true and complete copies of such drug master file(s) and/or device master file(s) (including for clarity, copies of the “closed” portion of such file(s)).

4.8Pharmacovigilance.  Upon United Therapeutics’ request, the Parties shall negotiate in good faith and enter into a mutually agreeable safety data exchange agreement (“Pharmacovigilance Agreement”).  Each Party shall comply or procure compliance with the terms and conditions of such Pharmacovigilance Agreement once it has been agreed and executed between the Parties.  In the absence of a Pharmacovigilance Agreement, the following terms shall govern with respect to Adverse Events (as defined below).

(a)Each Party shall, and shall require its respective Affiliates to:

(i)notify the other Party promptly of all information coming into its possession concerning any untoward medical occurrence, whether or not considered Product-related, associated with clinical or commercial uses of a Product or any component thereof (including the Device or Processed FDKP utilized in a Product) (an “Adverse Event”);

(ii)provide to the other Party a copy of any written submission made by such Party to a Regulatory Authority regarding Adverse Events no later than five (5) days following finalization of such written submission (and, to the extent permissible under time constraints and reporting requirements, in advance of submission to the applicable Regulatory Authority); and

(iii)adhere to all requirements of Applicable Laws that relate to the reporting and investigation of Adverse Events.

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(b)If a Party contracts with a Third Party for research to be performed by such Third Party on the Product, that Party shall require such Third Party to report to the contracting Party the information set forth above; and both Parties shall be furnished a copy of said report.

4.9Information Sharing.  The Parties acknowledge that development and registration of a Device in one country has the potential to impact the development and registration of a similar Device in the same country as well as in other countries.  Similarly the development of a Formulation for pulmonary administration of a particular active pharmaceutical ingredient in one country has the potential to impact the development and registration of the same Formulation for pulmonary administration of a different active pharmaceutical ingredient in the same country as well as in other countries.   Accordingly, each Party shall provide the other Party with the following information in the disclosing Party’s possession (and subject to any confidentiality obligations) relating to (i) any drug device combination utilizing the Dreamboat® inhaler or any other Device that is the same or substantially similar to the Device employed in a Product, and (ii) any drug device combination in which the applicable active pharmaceutical ingredient is formulated for pulmonary delivery using Processed FDKP:

(a)Regulatory Actions.  All material information pertaining to actions taken by Regulatory Authorities with respect to products described in (i) and (ii) above, including without limitation, any notice, audit notice, notice of initiation by Regulatory Authorities of investigations, inspections, detentions, seizures or injunctions concerning such products, notice of violation letter (i.e., untitled letter), warning letter, service of process or other inquiry, but only to the extent in each case that such action pertains specifically to the Device component or the Processed FDKP component of the applicable product;

(b)Regulatory Non-Compliance.  All material information pertaining to notices from Regulatory Authorities of non-compliance with Applicable Laws in connection with products described in (i) and (ii) above, including without limitation, receipt of a warning letter or other notice of alleged non-compliance from any Regulatory Authority relating to such products, but only to the extent in each case that such non-compliance pertains specifically to the Device component or the Processed FDKP component of the applicable product;

(c)Safety Data.  Any information relating to products of the type described in (i) and (ii) above, including any information learned by the Party from its licensees or sublicensees, as applicable, that suggests a hazard, contraindication, side effect or precaution or other potential safety issue with such products, but only to the extent in each case that such hazard, contraindication, side effect or precaution or other potential safety issue is attributable to the Device component or the Processed FDKP component of the applicable product.

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Article 5

COMMERCIALIZATION; Manufacture and Supply

5.1Commercialization of Product.

(a)United Therapeutics Responsibilities.  United Therapeutics shall have the exclusive right to commercialize Product in the Territory during the Term, subject to the terms and conditions of this Agreement.  Without limiting the foregoing, during the Term, United Therapeutics will have the exclusive right and responsibility, at United Therapeutics’ sole expense, for the following with respect to Product in the Territory:

(i)establish the commercialization and marketing strategy and tactics (the “Commercial Strategy”);

(ii)establishing pricing and reimbursement, including payment of applicable rebates and chargebacks;

(iii)managed care and government contracting (including contracting for Product to be available under the Government Health Care Programs);

(iv)receiving, accepting and filling orders;

(v)distribution to customers;

(vi)controlling invoicing, order processing and collecting accounts receivable for sales;

(vii)recording sales in its books of account for sales; and

(viii)tracking and reporting transfers of value in connection with Product under applicable state and federal “aggregate spend”/“sunshine” reporting laws).

(b)Commercialization Plan.  At least six (6) months prior to anticipated launch of Product, United Therapeutics shall prepare a three-year, non-binding high-level plan for the marketing, promotion and pricing of Product in the Field in the United States as well as a more detailed, non-binding one-year plan that shall contain the commercialization objectives to be achieved during the applicable Calendar Year, the launch, promotion, distribution, detailing and marketing activities to be performed in pursuit of such objectives in such Calendar Year, and a budget setting out the amounts anticipated to be expended in the performance of such activities during such Calendar Year (such three-year high level plan and more detailed one-year plan, collectively the “Commercialization Plan”).  Thereafter, United Therapeutics shall provide an updated Commercialization Plan to MannKind on an annual basis and shall additionally modify each such Commercialization Plan throughout the Calendar Year as it deems necessary in its sole discretion to accurately reflect United Therapeutics’ then current plans for the Product, provided that any material amendments to the Commercialization Plan shall be promptly provided to MannKind.  Without limiting the provisions of this Section 5.1, at MannKind’s reasonable request, United Therapeutics shall periodically consult with and provide updates to MannKind regarding the Commercial Strategy and commercialization of Product in the Territory.

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(c)United Therapeutics Obligations.  United Therapeutics shall endeavor in good faith to market, promote and commercialize Product in the Field in the Territory in accordance with the provisions of this Agreement and the then-current Commercialization Plan.  It is acknowledged that the intent of Sections 5.1(b) and Section 5.1(c) is to provide MannKind with an accurate understanding of United Therapeutics plans for the commercialization of the Product in the Territory and that so long as United Therapeutics (i) has endeavored in good faith to ensure that the Commercialization Plan accurately reflects United Therapeutics’ plans for the commercialization of the Product and (ii) attempts in good faith to carry out the activities described in the current Commercialization Plan, it shall have complied with its obligations under this Section 5.1.   Failure to comply in any material respect with the obligations of this Section 5.1(c) as described in the preceding sentence shall be deemed a material breach of this Agreement, subject to all of the terms and conditions applicable to a material breach.

(d)Commercialization Outside the United States.  In the event that United Therapeutics determines that it will make no commercialization efforts with respect to Product in one or more Major Market Countries outside of the United States, either through its own endeavors or through those of its Affiliates and sublicensees, MannKind shall have the option, exercisable by written notice to United Therapeutics during the Term, to exclude one or more of such Major Market Countries (the “Excluded Countries”) from the Territory.  Such exercise shall be effective only if MannKind provides a written plan reasonably satisfactory to United Therapeutics demonstrating that MannKind or its Affiliates will establish the necessary infrastructure and commercial capabilities to commercialize Product in the Excluded Countries in coordination with United Therapeutics’ efforts in the Territory.  In the event that MannKind exercises its option to reduce the Territory as described in this Section 5.1(d), the Parties shall negotiate in good faith an amendment to this Agreement setting forth the terms and conditions of such commercialization of Product by MannKind or its Affiliates in the Excluded Countries, which amendment shall include the payment by MannKind to United Therapeutics of royalties on the net sales of Product in the Excluded Countries equal to the amount of royalties specified in Section 6.3 of this Agreement.

5.2Manufacture and Supply.

(a)Initial Clinical Supply and Clinical Supply for Pivotal Study and Product Launch. The Parties shall establish as soon as practicable following the Effective Date procedures for the supply of Initial Product to United Therapeutics for use by United Therapeutics in continuing the development of the Initial Product, and the Parties shall enter into a clinical supply agreement within three (3) months of the Effective Date pursuant to which MannKind shall supply United Therapeutics with (i) finished Initial Product suitable for use by United Therapeutics in clinical trials, and (ii) semi-finished Product (unkitted, unlabeled Devices and packaged cartridges for Initial Product) for use in the planned pivotal trial for the Initial Product and for subsequent commercial launch, the key terms of which agreement are set forth on an exhibit attached to a separate letter delivered by MannKind to United Therapeutics and agreed to in writing by United Therapeutics as of the Execution Date.

(b)Long Term Commercial Supply.  At United Therapeutics’ request, the Parties shall enter into long term commercial supply agreement pursuant to which MannKind shall supply United Therapeutics with assembled Devices (unfilled), unassembled cartridges (lids and cups) and Processed FDKP, which United Therapeutics would then use to manufacture fully packaged, kitted and labeled Initial Product, the key terms of which agreement are set forth on an exhibit attached to a separate letter delivered by MannKind to United Therapeutics and agreed to in writing by United Therapeutics as of the Execution Date.  If desired by the Parties, the supply of Accessory Apparatuses may also be included in the long-term commercial supply agreement.

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(c)Manufacturing Information.  On United Therapeutics request, MannKind shall deliver to United Therapeutics, at no additional cost or expense to United Therapeutics, all Manufacturing Information that exists as of the Effective Date.  Upon United Therapeutics’ request at any time, MannKind shall also deliver to United Therapeutics, at no additional cost or expense to United Therapeutics, all Manufacturing Information that has not previously been provided under this Agreement, promptly upon such Manufacturing Information being obtained or generated by MannKind.  The Manufacturing Information will be of sufficient detail to enable a reasonably experienced manufacturer to manufacture, assemble, test, operate, and service the Initial Product.

(d)Direct United Therapeutics Purchases.  The Parties agree that United Therapeutics has the right under Section 2.2 to source all raw materials for the manufacture of Product from the suppliers of its choice.  In the event that MannKind enters into a new supply agreement or amends an existing supply agreement with an Approved Supplier for Bulk FDKP or the Component Parts of the Device, MannKind shall take reasonable steps to ensure that United Therapeutics will be considered a third party beneficiary of such supply agreement or amendment.  Without limiting the foregoing, at United Therapeutics’ written request, MannKind will facilitate United Therapeutics entering into a direct supply arrangement with MannKind’s Approved Supplier(s) for supply of Bulk FDKP or the Component Parts of the Device by providing United Therapeutics with letters of introduction to such Approved Supplier(s) and such other assistance as may be reasonably requested by United Therapeutics and providing to such Approved Supplier(s) any necessary authorizations or waivers under MannKind’s contract(s) with such Approved Supplier(s) that would be necessary for such Approved Supplier(s) to supply United Therapeutics with FDKP or the Component Parts.

Article 6

Consideration

6.1Initial Payment.  In partial consideration for the licenses and rights granted to United Therapeutics hereunder, United Therapeutics shall pay to MannKind a non-refundable, non-creditable payment in the amount of $45,000,000 within 10 Business Days following the Effective Date.

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6.2Milestone Payments.

(a)Generally.  In partial consideration for the licenses and rights granted to United Therapeutics hereunder, and on the terms and subject to the conditions set forth herein, United Therapeutics shall pay to MannKind the following non-refundable, non-creditable milestone payments set out below (the “Milestone Payments”) following the achievement of the corresponding milestone events (each, a “Milestone”).  Such payment shall be made within 10 Business Days of the achievement of the applicable milestone event by United Therapeutics.

Milestone Event	Milestone Payment
(A) […***…]*	$12,500,000
(B) […***…]	$12,500,000
(C) […***…]	$12,500,000
(D) […***…]*	$12,500,000
(E) […***…]	$15,000,000
(F) […***…]	$15,000,000

(b)Certain Additional Terms.  For the avoidance of doubt, the following shall apply to Milestone Payments:

(i)Milestone Payments (A) through (D) above shall be made no more than once (and each only upon the first achievement of the corresponding milestone), irrespective of how many Products achieve the corresponding milestone.  Milestone Payments (E) and (F) above may be paid more than once (i.e., if there are multiple Optioned Agents), but each shall be paid only once for the first Optioned Product for each Optioned Agent that reaches the corresponding milestone.

(ii)No unachieved Milestone Payments shall accrue and be due once notice has been given by United Therapeutics for termination of this Agreement in its entirety under Article 12.

6.3Royalty Payments.

(a)Royalty Rate. Subject to the terms and conditions of this Agreement, in partial consideration for the licenses and rights granted to United Therapeutics under this Agreement, United Therapeutics shall pay to MannKind a royalty of […***…]% on aggregate Net Sales of Product in the Territory.

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(b)Third Party Licenses.  Without limiting MannKind’s indemnification obligations to United Therapeutics under this Agreement, if, during the Term, United Therapeutics determines in good faith that it is necessary or useful to obtain a license from any Third Party to any Patent in connection with the practice of the MannKind Technology in order to manufacture, use, sell or offer for sale Product in the Field in the Territory, 100% of any royalties paid to such Third Party under the license for such Patent in respect of Product in the Territory may be deducted from royalties otherwise due to MannKind with respect to Product in the Territory under this Agreement; provided in no event shall such deduction reduce the royalties otherwise payable to MannKind in respect of such Product in such country by more than 50% in any Calendar Quarter; provided that any excess deduction shall be carried over and applied against royalties payable to MannKind in respect of Product in the Territory in subsequent periods of the Term until the full deduction is taken.

(c)Royalty Term.  On a Product-by-Product and country-by-country basis, United Therapeutics will be obligated to make royalty payments pursuant to this Section 6.3 beginning upon the First Commercial Sale of Product in such country and continuing until the later of (i) the expiration of the last-to-expire Valid Claim covering Product (or the Formulation or Device included in Product) or its manufacture or use in such country and (ii) the expiration of Regulatory Exclusivity in such country.  After the later date described in Section 6.3(c)(i) and (ii), in consideration of the continuing license of MannKind Know-How and Joint Inventions, royalties shall continue to be payable with respect to Net Sales of Product in such country, but the amount of periodic Net Sales shall be reduced by […***…]%* for purposes of calculating royalties payable in accordance with Section 6.3(a).

(d)Loss of Market Exclusivity.  On a Product-by-Product and country-by-country basis, in the event of Loss of Market Exclusivity, the royalty payment due to United Therapeutics for Net Sales of Product in such country shall be reduced to […***…]%.

(e)Aggregate Floor for Royalty Reductions.  Notwithstanding Sections 6.3(b), (c) and (d), the royalty payment to MannKind shall not be reduced in any Calendar Quarter to less than […***…]%.

6.4Reimbursement of Development Expenses.  Subject to the terms of this Section 6.4, (i) United Therapeutics shall reimburse MannKind for the Development Expenses it incurs in carrying out those obligations under a Development Plan which are expressly designated as being subject to reimbursement by United Therapeutics; provided, however, that United Therapeutics shall not be responsible for reimbursing MannKind for Development Expenses that exceed the amount budgeted for such activities in the applicable Budget by more than […***…]% unless otherwise approved by the ESC.

(a)Payment.  Within 30 days after the end of each Calendar Quarter, MannKind will provide United Therapeutics a written report (each, a “Quarterly Report”) setting forth in reasonable detail the Development Expenses for such Calendar Quarter that are reimbursable by United Therapeutics to MannKind in accordance with Section 6.4(a).  United Therapeutics shall pay the amount due to MannKind as set forth in the applicable Quarterly Report within 30 days after receipt of such Quarterly Report.

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(b)Audit.  United Therapeutics shall have the right to cause an independent, certified public accounting firm reasonably acceptable to MannKind to audit MannKind’s records relating to Development Expenses to confirm the amount of such expenses reflected in the Quarterly Reports.  Such audit right may be exercised during normal business hours upon reasonable prior written notice to MannKind; provided that such audit right may be exercised no more than once in any 12 month period and no more than once with regard to any given Calendar Quarter.  As appropriate, prompt adjustments to payments made pursuant to this Section 6.4 shall be made by the Parties to reflect the results of such audit.  United Therapeutics shall bear the full cost of such audit unless such audit discloses an over-reporting by MannKind of more than 5% of the amount of Development Expenses for a given Calendar Quarter, in which case, MannKind shall bear the full cost of such audit.

Article 7

Payments, Books and Records

7.1Royalty Report and Payment.  During the Term, within […***…]* days after the end of each Calendar Quarter, United Therapeutics shall deliver to MannKind a report setting forth the gross sales of Product and Net Sales in the relevant Calendar Quarter and a calculation of the payments due under Section 6.3 (a “Royalty Report”).  Following receipt of any Royalty Report, MannKind shall issue an invoice for the amount stated by United Therapeutics to be payable to MannKind in such Royalty Report, and payment shall be due to MannKind by United Therapeutics within […***…] days of its receipt of such invoice.

7.2Payment Method.  All payments under this Agreement shall be made by bank wire transfer in immediately available funds to an account in the name of MannKind designated in writing by MannKind.  Payments hereunder will be considered to be made as of the day on which they are received by MannKind’s designated bank.

7.3Payment Currency.  Unless otherwise expressly stated in this Agreement, all amounts specified to be payable under this Agreement are in United States Dollars and shall be paid in United States Dollars.  Net Sales in the Territory invoiced in currency other than United States Dollars, as appropriate, shall be translated to United States Dollars using the exchange rate utilized by United Therapeutics in calculating its own revenues for financial reporting purposes.

7.4Taxes.

(a)Cooperation and Coordination.  The Parties acknowledge and agree that it is their mutual objective and intent to minimize, to the extent feasible, taxes payable with respect to their collaborative efforts under this Agreement and that they shall use their reasonable efforts to cooperate and coordinate with each other to achieve such objective.  For the avoidance of doubt, the Parties expect that only United Therapeutics shall be responsible for the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) as a result of the sale of Products.

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(b)Payment of Tax.  A Party receiving a payment shall pay any and all taxes levied on such payment.  If Applicable Laws require that taxes be deducted and withheld from a payment, the remitting Party shall (i) deduct those taxes from the payment; (ii) pay the taxes to the proper taxing authority; and (iii) send evidence of the obligation together with proof of payment to the other Party within 60 days following that payment.

7.5Records.  United Therapeutics shall keep, and require its Affiliates to keep, complete, true and accurate books of accounts and records for the purpose of determining the amounts payable to MannKind pursuant to this Agreement.  Such books and records shall be kept for such period of time required by Applicable Laws, but no less than three years following the end of the Calendar Quarter to which they pertain.  Such records shall be subject to inspection in accordance with Section 7.6.

7.6Audits. Upon not less than 60 days’ prior written notice, United Therapeutics shall permit an independent, certified public accountant selected by MannKind and reasonably acceptable to United Therapeutics, which acceptance will not be unreasonably withheld or delayed (for the purposes of this Section 7.6, the “Auditor”), to audit or inspect those books or records of United Therapeutics and its Affiliates and sublicensees (to the extent United Therapeutics has the contractual right to audit and inspect the books and records of sublicensees) that relate to Net Sales and Royalty Reports for the sole purpose of verifying the:  (a) royalties payable hereunder in respect of Net Sales; and (b) withholding taxes, if any, required by Applicable Laws to be deducted as a payment by United Therapeutics in respect of such Net Sales.  The Auditor will disclose to MannKind only the amount and accuracy of payments reported and actually paid or otherwise payable under this Agreement.  The Auditor will send a copy of the report to United Therapeutics at the same time it is sent to MannKind.  Such inspections may be made no more than once each Calendar Year and during normal business hours.  Such records for any particular Calendar Quarter shall be subject to no more than one inspection.  The Auditor shall be obligated to execute a reasonable confidentiality agreement prior to commencing any such inspection.  Inspections conducted under this Section 7.6 shall be at the expense of MannKind, unless a variation or error producing an underpayment in amounts payable exceeding 5% of the amount paid for a period covered by the inspection is established, in which case all reasonable costs relating to the inspection for such period and any unpaid amounts that are discovered shall be paid by United Therapeutics.  The Parties will endeavor in such inspection to minimize disruption of United Therapeutics’ normal business activities to the extent reasonably practicable.

7.7Late Payments.  In the event that any payment due under this Agreement is not made when due, the payment shall accrue interest from the date due at a rate per annum equal to the U.S. Prime Rate (as set forth in the Wall Street Journal, Eastern Edition) for the date on which payment was due, calculated daily on the basis of a 365-day year, or similar reputable data source; provided that, in no event shall such rate exceed the maximum legal annual interest rate.  The payment of such interest shall not limit the Party entitled to receive such payment from exercising any other rights it may have as a consequence of the lateness of any payment.

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Article 8

Confidentiality

8.1Confidential Information.

(a)General.  Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree that the receiving Party (the “Receiving Party”) shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than as provided for in this Agreement or any other written agreement between the Parties any confidential or proprietary information and materials, patentable or otherwise, in any form (written, oral, photographic, electronic, magnetic, or otherwise) which is disclosed to it by or on behalf of the other Party (the “Disclosing Party”) including all information concerning Product and any other technical or business information of whatever nature (collectively, “Confidential Information”).  For clarification, all MannKind Technology shall be Confidential Information of MannKind and all United Therapeutics Technology shall be Confidential Information of United Therapeutics.  The Receiving Party shall (i) use at least the same standard of care as it uses to protect proprietary or confidential information of its own (but in no event less than reasonable care) to ensure that its employees, agents, consultants and other representatives do not disclose or make any unauthorized use of the Confidential Information and (ii) limit access to and use of Confidential Information to its employees, agents, consultants and other representatives (and those of its Affiliates) with a need to know such information.

8.2Exceptions.  Notwithstanding Section 8.1, the obligations of confidentiality and non‑use shall not apply to Confidential Information that, in each case as demonstrated by competent evidence:

(a)was already known to the Receiving Party or any of its Affiliates, other than under an obligation of confidentiality, at the time of disclosure;

(b)was generally available to the public or was otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(c)became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party and other than through any act or omission of the Receiving Party or any of its Affiliates in breach of this Agreement;

(d)was subsequently lawfully disclosed to the Receiving Party or any of its Affiliates by a Person other than the Disclosing Party, and who, to the best knowledge of the Receiving Party, did not directly or indirectly receive such information directly or indirectly from the Disclosing Party under an obligation of confidence; or

(e)was developed by the Receiving Party or its Affiliate without use of or reference to any information or materials disclosed by the Disclosing Party.

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8.3Permitted Disclosures.  Notwithstanding Section 8.1, the Receiving Party may disclose Confidential Information of the Disclosing Party as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a)exercising its or its Affiliates’ rights under this Agreement, including in the case of United Therapeutics, for the purpose of developing the Product, seeking, obtaining and maintaining Marketing Approvals of Product (including complying with the requirement of Regulatory Authorities with respect to filing for, obtaining and maintaining Marketing Approval of the Product) and manufacturing or commercializing Product;

(b)filing or prosecuting Patents as permitted by this Agreement;

(c)prosecuting or defending litigation as permitted by this Agreement;

(d)complying with Applicable Laws, including regulations promulgated by security exchanges (specifically recommendations and requests from NASDAQ stock exchange), court order or administrative subpoenas or orders or otherwise submitting information to tax or other Governmental Authorities;

(e)disclosure to Affiliates, contractors, employees, agents, consultants,  licensees or sublicensees who need to know such information in connection with development, manufacturing, regulatory and commercialization activities with respect to Product as contemplated by this Agreement. provided that in each case the recipients of such Confidential Information are subject to confidentiality and non-use obligations consistent in scope with those set forth in this Article 8; and; and

(f)in communication with existing and potential investors, consultants, advisors (including financial advisors, lawyers and accountants) and others on a need to know basis in order to further the purposes of this Agreement; provided that in connection with such disclosure, the Disclosing Party shall inform each disclosee of the confidential nature of such Confidential Information and cause each disclosee to treat such Confidential Information as confidential.

In the event the Receiving Party is required to make a disclosure of the Disclosing Party’s Confidential Information pursuant to Section 8.3(c) or (d), it shall promptly notify the other Party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order or confidential treatment limiting or preventing the required disclosure, and disclose only the minimum information necessary for such disclosure; provided that such Confidential Information disclosed accordingly shall only lose its confidentiality protection for purposes of such disclosure.

8.4Confidentiality of this Agreement and its Terms.  Except as otherwise provided in this Article 8, each Party agrees not to disclose to any Third Party terms of this Agreement without the prior written consent of the other Party hereto, except that each Party may disclose the terms of this Agreement, which are not otherwise made public as contemplated by Section 8.5, as permitted under Section 8.3.

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8.5Public Announcements.

(a)Press Releases.  As soon as practicable following the execution of this Agreement, the Parties will issue a joint press release announcing the existence of this Agreement. Except as required by Applicable Laws, including disclosure requirements of the SEC, the NASDAQ stock exchange or any other stock exchange on which securities issued by a Party or its Affiliates are traded, neither Party shall make any other public announcement concerning this Agreement or the subject matter hereof without the prior written consent of the other, which shall not be unreasonably withheld or delayed; provided, that it shall not be unreasonable for a Party to withhold consent with respect to any public announcement containing any of such Party’s Confidential Information.  In the event of a required public announcement, to the extent practicable under the circumstances, the Party making such announcement shall provide the other Party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other Party a reasonable opportunity to review and comment upon the proposed text.

(b)Filing of Agreement.  The Parties will coordinate in advance with each other in connection with the filing of this Agreement (including redaction of certain provisions of this Agreement) with the SEC, the NASDAQ stock exchange or any other stock exchange or governmental agency on which securities issued by a Party or its Affiliate are traded, and each Party will use reasonable efforts to seek confidential treatment for the terms proposed to be redacted; provided, that each Party will ultimately retain control over what information to disclose to the SEC, the NASDAQ stock exchange or any other stock exchange or governmental agency, as the case may be, and provided further that the Parties will use their reasonable efforts to file redacted versions with any governing bodies which are consistent with redacted versions previously filed with any other governing bodies.  Other than such obligation, neither Party (nor its Affiliates) will be obligated to consult with or obtain approval from the other Party with respect to any filings to the SEC, the NASDAQ stock exchange or any other stock exchange or governmental agency.

8.6Publication of the Product Information.  Prior to a Party publishing, publicly presenting, and/or submitting for written or oral publication a manuscript, abstract or the like that includes Information or Data relating to any Product that has not been previously published, such Party shall provide to the other Party a draft copy thereof for its review at least thirty (30) days prior to the proposed date of submission or presentation (unless such Party is required by Applicable Laws to publish such information sooner, in which case such Party shall provide such draft copy to the other Party as much in advance of such publication as possible).  The publishing or presenting Party shall consider in good faith any comments provided by the other Party during such 30-day period and any such publication shall be subject to the limitations of Sections 8.1, 8.2 and 8.3.  In addition, the publishing Party shall, at the other Party’s request, remove therefrom any Confidential Information of such other Party.  The contribution of each Party shall be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate.  Notwithstanding the foregoing, any publication, presentation or submission thereof by a Third Party clinical collaborator, clinical site or academic or government run non-clinical site, including investigators within such institutions, to which a Party delegates the performance of non-clinical, pre-clinical or clinical research, shall be subject to the terms and conditions of the delegating Party’s agreement with such Third Party to the extent inconsistent with the terms and conditions of this Section 8.6.

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8.7Prior Non-Disclosure Agreements.  As of the Effective Date, the terms of this Article 8 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties (or their Affiliates) dealing with the subject of this Agreement, including without limitation the Confidentiality Agreement.  Any information disclosed under such prior agreements shall be deemed disclosed under this Agreement.

8.8Equitable Relief. Given the nature of the Confidential Information and the competitive damage that a party would suffer upon unauthorized disclosure, use or transfer of its Confidential Information to any Third Party, the parties agree that monetary damages would not be a sufficient remedy for any breach of this Article 8.  In addition to all other remedies, a party shall be entitled to specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Article 8.

Article 9

INTELLECTUAL PROPERTY

9.1Ownership of Intellectual Property.

(a)MannKind Know-How, MannKind Patents.  MannKind has, and shall retain all right, title and interest in and to, the MannKind Know-How and the MannKind Patents.

(b)Inventions.  As between the Parties, all right, title and interest to inventions and other subject matter (together with all intellectual property rights therein) conceived or created or first reduced to practice (in the case of patentable inventions) or made or developed (in the case of non-patentable inventions) in the course of performing activities contemplated by this Agreement (“Inventions”) (i) by or under the authority of United Therapeutics or its Affiliates, independently of MannKind and its Affiliates, shall be owned by United Therapeutics (“United Therapeutics Inventions”), (ii) by or under the authority of MannKind or its Affiliates, independently of United Therapeutics and its Affiliates, shall be owned by MannKind (“MannKind Inventions”) and (iii) that is invented jointly by personnel of United Therapeutics or its Affiliates, on the one hand, and MannKind or its Affiliates, on the other hand, shall be jointly owned by United Therapeutics and MannKind (“Joint Inventions”).  For purposes of determining questions of inventorship for Inventions, the Parties shall apply the laws of the United States.  Subject to the rights and licenses granted under this Agreement, each Party shall have the right to use, and grant licenses to use, any Joint Invention and Joint Patent without the other Party’s consent and shall have no duty to account to the other Party for such use or license, and each Party hereby waives any right it may have under the laws of any country to require any such consent or accounting.

(c)Data. All Data generated in connection with development and regulatory activities performed by MannKind or United Therapeutics pursuant to this Agreement shall be owned by United Therapeutics. Notwithstanding the foregoing, MannKind shall have the right to use, make reference to and incorporate the Data in Regulatory Filings with Regulatory Authorities for products other than Product in accordance with Section 4.3(b).

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9.2Patent Prosecution and Maintenance.

(a)MannKind Patents.

(i)Initial Responsibility.  MannKind shall be responsible, in its discretion, for the preparation, filing, prosecution and maintenance of all MannKind Patents (including the right to conduct any interferences, oppositions, or reexaminations thereon and to request any reissues or patent term extensions thereof), at MannKind’s sole expense.

(ii)Cooperation.  MannKind shall keep United Therapeutics fully informed of progress with regard to the preparation, filing, prosecution and maintenance of the MannKind Patents in the Territory. MannKind shall:

(A)provide United Therapeutics with a copy of the final draft of any proposed application prior to filing the same in any patent office worldwide with sufficient time to review and comment, unless otherwise agreed by patent counsel for both parties, and MannKind shall consider in good faith any comments or revisions suggested by United Therapeutics or its counsel;

(B)promptly provide United Therapeutics with a copy of all Patent applications as filed, together with a notice of its filing date and serial number;

(C)promptly provide United Therapeutics with a copy of any action, communication, letter, or other correspondence issued by the relevant patent office, and MannKind shall consult with United Therapeutics regarding responding to the same and will consider in good faith any comments, strategies, and the like proposed by United Therapeutics.

(D)promptly provide United Therapeutics with a copy of any response, amendment, paper, or other correspondence filed with the relevant patent office upon MannKind’s receipt of the as-filed document;

(E)promptly notify United Therapeutics of the allowance, grant, or issuance of such MannKind Patents; and

(F)consult with United Therapeutics regarding the countries where MannKind Patents are to be filed and maintained.

(iii)Option of United Therapeutics to Prosecute and Maintain.  In the event that MannKind desires to abandon or cease prosecution or maintenance of any MannKind Patent in the Territory under which United Therapeutics then has a license under this Agreement, MannKind shall provide reasonable prior written notice to United Therapeutics of such intention to abandon (which notice shall, to the extent possible, be given no later than 90 days prior to the next deadline for any action that must be taken with respect to any such MannKind Patent in the relevant patent office).  In such case, MannKind shall permit United Therapeutics, at United Therapeutics’ sole discretion, to continue prosecution and maintenance of such MannKind Patent in the Territory, in MannKind’s name and at United Therapeutics’ own expense and United Therapeutics shall provide to MannKind the rights and information described in Sections 9.2(a)(ii)(A) through (F) with respect to such MannKind Patents.

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(b)United Therapeutics Patents. United Therapeutics shall be responsible, in its discretion, for the preparation, filing, prosecution and maintenance of United Therapeutics Patents (including the right to conduct any interferences, oppositions, or reexaminations thereon and to request any reissues or patent term extensions thereof), at United Therapeutics’ sole expense.

(c)Joint Patents.

(i)Initial Responsibility.  With regard to Joint Patents worldwide, (A) MannKind shall be responsible, in its discretion, for the preparation, filing, prosecution and maintenance of Joint Patents that primarily claim or cover a Formulation or Device, where (1) the Formulation so covered or claimed is generally applicable to any Formulation and is neither specific nor primarily related to the Formulation contained or used in a Product or any other Formulation of API (including as the definition of “API” may be expanded by operation of Section 2.6) and (2) the Device so covered or claimed is generally applicable to any Formulation and is neither specific nor primarily related to the Formulation contained or used in a Product or any other Formulation of API (including as the definition of “API” may be expanded by operation of Section 2.6) (“General Joint Patents”) (including the right to conduct any interferences, oppositions, or reexaminations thereon and to request any reissues or patent term extensions thereof), subject to this Section 9.2(c) and at MannKind’s sole expense; and (B) United Therapeutics shall be responsible, in its discretion, for the preparation, filing, prosecution and maintenance of Joint Patents other than General Joint Patents (“Other Joint Patents”) (including the right to conduct any interferences, oppositions, or reexaminations thereon and to request any reissues or patent term extensions thereof), subject to this Section 9.2(c) and at United Therapeutics’ sole expense.  MannKind in its role as the Party responsible for General Joint Patents and United Therapeutics in its role as the Party responsible for Other Joint Patents shall be referred to as the “Joint Patent Lead”.

(ii)Cooperation.  For any Joint Patents for which it is the Joint Patent Lead, the Joint Patent Lead shall keep the other Party fully informed of progress with regard to the preparation, filing, prosecution and maintenance of the Joint Patents in the Territory.  The Joint Patent Lead shall:

(A)provide the other Party with a copy of the final draft of any proposed application prior to filing the same in any patent office worldwide with sufficient time to review and comment, unless otherwise agreed by patent counsel for both Parties, and the Joint Patent Lead shall consider in good faith any comments or revisions suggested by the other Party or its counsel;

(B)promptly provide the other Party with a copy of all Patent applications as filed, together with a notice of its filing date and serial number;

(C)promptly provide the other Party with a copy of any action, communication, letter, or other correspondence issued by the relevant patent office, and the Joint Patent Lead shall consult with the other Party regarding responding to the same and shall consider in good faith any comments, strategies, and the like proposed by the other Party;

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(D)promptly provide the other Party with a copy of any response, amendment, paper, or other correspondence filed with the relevant patent office upon Joint Patent Lead’s receipt of the as-filed document;

(E)promptly notify the other Party of the allowance, grant, or issuance of such Joint Patents; and

(F)consult with the other Party regarding the countries to be filed and maintained, the payment of annuities, taxes and maintenance fees for any such Joint Patents.

(iii)Option of Other Party to Prosecute, Maintain and Enforce.  In the event that the Party that is the Joint Patent Lead desires to abandon or cease prosecution or maintenance of any Joint Patent for which it is responsible, such Party shall provide reasonable prior written notice to the other Party of such intention to abandon (which notice shall, to the extent possible, be given no later than 90 days prior to the next deadline for any action that must be taken with respect to such Joint Patent in the relevant patent office and, in any case, shall be prior to abandonment).  In such case, at the other Party’s sole discretion, upon written notice from such other Party, such other Party may elect to continue prosecution and maintenance of any such Joint Patent at its own expense, and the Party that elected to abandon or cease prosecution or maintenance of such Joint Patent shall execute such documents and perform such acts, at its own expense, as may be reasonably necessary to effect an assignment of such Party’s entire right, title, and interest in and to such Joint Patent to the other Party.  Any such assignment shall be completed in a timely manner to allow such other Party to continue prosecution and maintenance of any such Joint Patent.  Any Patents so assigned shall no longer be considered Joint Patents.

9.3Infringement by Third Parties.

(a)Notice.  In the event that either MannKind or United Therapeutics becomes aware of any infringement or threatened infringement by a Third Party of any Patents that are subject to the prosecution, maintenance or enforcement rights of the other Party under this Agreement, it will notify the other Party in writing to that effect.  Any such notice shall include evidence to support an allegation of infringement or threatened infringement by such Third Party.

(b)MannKind Patents and Joint Patents.

(i)Subject to this Section 9.3(b), MannKind shall have the right (but not the obligation), as between MannKind and United Therapeutics, to bring and control any action or proceeding with respect to infringement of any MannKind Patent or Joint Patent, at its own expense and by counsel of its own choice, to the extent the infringement does not include the manufacture, use, import, offer for sale or sale of a Product or any other product containing or comprising a dry powder formulation of API that is or is intended to be primarily administered in or through the lungs, in each case in the Territory (“Competing Activity”).

(ii)Subject to this Section 9.3(b), United Therapeutics shall have the first right (but not the obligation), as between MannKind and United Therapeutics, to bring and control any action or proceeding with respect to infringement of any MannKind Patent or Joint Patent, at its own expense and by counsel of its own choice, to the extent the infringement includes Competing Activity in the Territory.  MannKind shall have the right, at its own expense, to be represented in any such action by counsel of its own choice, and United Therapeutics and its counsel will reasonably cooperate with MannKind and its counsel in strategizing, preparing and presenting any such action or proceeding.

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(iii)If United Therapeutics fails to bring an action or proceeding that it has the right to bring and control under pursuant to Section 9.3(b)(ii) with respect to  infringement that is commercially significant Competing Activity in the Territory within (A) 90 days following the notice of alleged infringement or (B) 10 days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, MannKind shall have the right (but not the obligation) to bring and control any such action at its own expense and by counsel of its own choice, and United Therapeutics shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(iv)Except as otherwise agreed to by the Parties as part of a cost-sharing arrangement, any recovery or damages actually received as a result of such action or proceeding shall be used first to reimburse the Parties’ documented out-of-pocket legal expenses relating to the action or proceeding, with any remaining compensatory damages relating to Product (including lost sales or lost profits with respect to Product) being retained by United Therapeutics (or if received by MannKind, paid to United Therapeutics) and deemed Net Sales subject to the royalty provisions of Section 6.3, and any punitive damages shall be shared equally by the Parties.

(c)United Therapeutics Patents.  United Therapeutics shall have the right (but not the obligation) to bring and control any action or proceeding with respect to infringement of any United Therapeutics Patent worldwide, at its own expense and by counsel of its own choice.

(d)Cooperation.  In the event a Party brings an infringement action in accordance with this Section 9.3, the other Party shall cooperate fully, including, if required to bring such action, the furnishing of a power of attorney or being named as a Party to such action.

9.4Infringement of Third Party Rights.  Each Party shall promptly notify the other in writing of any allegation by a Third Party that the activity of either of the Parties pursuant to this Agreement infringes or may infringe the intellectual property rights of such Third Party.  MannKind shall have the sole right (but not the obligation), as between MannKind and United Therapeutics, to bring and control any defense of any such claim involving alleged infringement of Third Party rights by MannKind’s activities pursuant to this Agreement at its own expense and by counsel of its own choice, and United Therapeutics shall have the right, at its own expense, to be represented in any such defense by counsel of its own choice.  United Therapeutics shall have the sole right (but not the obligation), as between United Therapeutics and MannKind, to bring and control any defense of any such claim involving alleged infringement of Third Party rights by United Therapeutics’ activities pursuant to this Agreement at its own expense and by counsel of its own choice, and MannKind shall have the right, at its own expense, to be represented in any such defense by counsel of its own choice.  Nothing in this Section 9.4 limits MannKind’s indemnification obligations to United Therapeutics under this Agreement.

9.5Consent for Settlement.  Neither Party shall enter into any settlement or compromise of any action or proceeding under this Article 9 which would in any manner alter, diminish, or be in derogation of the other Party’s rights under this Agreement without the prior written consent of such other Party, which consent shall not be unreasonably withheld.

9.6Paragraph IV Notice.  If either Party receives a notice under 21 U.S.C. §355(b)(2)(A)(iv) or 355(j)(2)(A)(vii)(IV) concerning any MannKind Patent, Joint Patent or United Therapeutics Patent, then it shall provide a copy of such notice to the other Party within two Business Days after its receipt thereof.  Patent infringement litigation based on such a notice concerning a MannKind Patent, Joint Patent or United Therapeutics Patent shall be brought and controlled as provided in Section 9.3(b) or 9.3(c) as applicable.

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9.7Patent Term Extension. MannKind shall cooperate with United Therapeutics to the extent reasonable requested by United Therapeutics to extend a MannKind Patent by way, for example, of a Patent Term Restoration and Supplementary Protection Certificate.

9.8Orange Book Listing.  After consultation with and consideration of input from MannKind, United Therapeutics shall have the sole authority and discretion to maintain with the applicable Regulatory Authorities during the Term listings of applicable MannKind Patents, Joint Patents or United Therapeutics Patents for Product then being commercialized by United Therapeutics in the Territory, including all Orange Book listings required under the Hatch-Waxman Act.

9.9Trademarks.  United Therapeutics shall own and be responsible for all trademarks, trade names, branding, or logos related to Product or commercialization thereof, and will be responsible for selecting, registering, defending, and maintaining the same.

Article 10

Representations, Warranties and Covenants

10.1Mutual Representations, Warranties and Covenants.  Each Party hereby represents and warrants to the other Party, as of the Effective Date, as follows:

(a)Duly Organized.  Such Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent such Party from performing its obligations under this Agreement.

(b)Due Authorization; Binding Agreement.  The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action.  This Agreement is a legal and valid obligation binding on such Party and enforceable in accordance with its terms and does not: (i) to such Party’s knowledge and belief, violate any law, rule, regulation, order, writ, judgment, decree, determination or award of any court, governmental body or administrative or other agency having jurisdiction over such Party; nor (ii) conflict with, violate or breach, or constitute a default or require any consent under, any agreement, instrument or understanding, oral or written, to which such Party is a party or by which it is bound.

(c)Consents.  Such Party has obtained, or is not required to obtain, the consent, approval, order or authorization of any Third Party (including under any agreements relating to MannKind indebtedness), or has completed, or is not required to complete any registration, qualification, designation, declaration, or filing with, any Regulatory Authority or Governmental Authority, in connection with the execution and delivery of this Agreement and the performance by such Party of its obligations under this Agreement, except as contemplated by Section 15.16.

(d)No Conflicting Grant of Rights.  Such Party has the right to grant the licenses and rights as contemplated under this Agreement and has not, and will not during the Term, grant any right to any Third Party which would conflict with the licenses and rights granted to the other Party hereunder.

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(e)Employee/Contractor Agreements.  All of such Party’s and its Affiliates’ employees or contractors acting on its behalf pursuant to this Agreement are and will be obligated under a binding written agreement to assign to such Party or its designee all Inventions and to comply with obligations of confidentiality and non‑use consistent in scope with those set forth in Article 8.

(f)Debarment.  Such Party is not debarred under the United States Federal Food, Drug and Cosmetic Act, excluded from a federal health care program, or debarred from federal contracting, and such Party does not, and will not during the Term, employ or use the services of any Person who is so debarred or excluded, or who has been convicted of or pled nolo contendere to any felony, or to any federal or state legal violation (including misdemeanors) relating to prescription drug or device products or fraud, or convicted of any other crime for which an entity or person could be so debarred or excluded (including by the FDA under 21 U.S.C. § 335a (or subject to a similar sanction of any other Governmental Authority)), in connection with the development, manufacture or commercialization of the Products.  In the event that either Party becomes aware of the debarment, exclusion, or threatened debarment or exclusion of any Person providing services to such Party, including the Party itself and its Affiliates, which directly or indirectly relate to activities under this Agreement, the other Party shall be immediately notified in writing, and at the other Party’s option this Agreement shall terminate automatically as of the first date of such noncompliance.

10.2Representations and Warranties of MannKind.  MannKind represents and warrants to United Therapeutics that, as of the Execution Date and as of the Effective Date:

(a)Scope of License.

(i)MannKind has delivered to United Therapeutics a list of MannKind Patents existing as of such date under separate cover (the “Existing Patents”), which list  (A) is a true and complete list of all Patents Controlled by MannKind or its Affiliates as of such date that that claim or disclose Product or its components, or are necessary or reasonably useful for the development, manufacture, use, import, offer for sale, or sale of Product in the Field in the Territory, including all such Patents claiming or covering the design or utility of a Device or a Formulation, and (B) indicates the current status, date and country of filing and issuance.  All official fees, maintenance fees and annuities for the MannKind Patents have been paid through such date.

(ii)MannKind is the sole and exclusive owner of the entire right, title and interest in the Existing Patents, free of any encumbrance, lien, or claim of ownership by any Third Party other than the liens held by Deerfield.

(iii)Each Person who has or has had any rights in or to any MannKind Patents or any MannKind Know-How, has assigned and has executed an agreement assigning its entire right, title, and interest in and to such MannKind Patents or any MannKind Know-How to MannKind or its Affiliates. To MannKind’s knowledge, no current officer, employee, agent, or consultant of MannKind or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Patents or Information that would constitute MannKind Know-How or of any provision regarding the assignment or protection of intellectual property or proprietary rights of MannKind in any employment contract or any other contractual obligation relating to the relationship of any such Person with MannKind.

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(iv)Neither MannKind nor any of its Affiliates has previously entered into any agreement, whether written or oral, with respect to the assignment, transfer, license, conveyance or encumbrance of, or otherwise assigned, transferred, licensed, conveyed or encumbered its right, title, or interest in or to any Material Patent or Information (including by granting any covenant not to sue with respect thereto) that would otherwise be included in the MannKind Patents or MannKind Know-How but for such assignment, transfer, license, conveyance, or encumbrance.  As used herein, “Material Patent or Information” means a Patent or item of Information which if not included in the MannKind Patents or MannKind Know-How, would be expected to have a material adverse effect on United Therapeutics’ ability to develop or commercialize Product in the Field in the Territory in the manner currently conducted or proposed to be conducted.

(b)Patent Status.  As of the Effective Date, (i) all issued MannKind Patents are in full force and effect and subsisting, and inventorship of each Patent is properly identified on such Patents; (ii) none of the MannKind Patents is currently involved in any interference, reissue, reexamination, or opposition proceeding; and (iii) neither MannKind nor any of its Affiliates has received any written notice from any Person, or has knowledge, of such actual or threatened proceeding.

(c)Non-Infringement by Third Parties.  As of the Effective Date, to MannKind’s knowledge, there are no activities by Third Parties (whether actual or threatened) that would constitute infringement of the MannKind Patents or misappropriation of the MannKind Know-How.

(d)Third Party Claims.  Neither MannKind nor any of its Affiliates has received any written notice from any Person, or has knowledge of, any claim or potential claim, whether or not asserted, that: (i) the MannKind Patents are invalid or unenforceable, (ii) the disclosing, copying, assigning, or licensing of the MannKind Patents, MannKind Know-How or the Regulatory Filings for the Product made by or on behalf of MannKind or its Affiliates, does or would be reasonably expected to violate, infringe or misappropriate the valid intellectual property rights of a Third Party, (iii) the use or practice of the MannKind Patents, MannKind Know-How or the Regulatory Filings for the Product made by or on behalf of MannKind or its Affiliates, does or would be reasonably expected to, based on the development or commercialization of Product in the Field as currently proposed to be conducted, violate, infringe or misappropriate the valid intellectual property rights of a Third Party, or (iv) the development or commercialization of any product utilizing a Device, a Formulation or an Accessory Apparatus as contemplated herein, including the Initial Product, does or would be reasonably expected to, based on the development or commercialization of Product in the Field as currently proposed to be conducted, violate, infringe, misappropriate or otherwise conflict or interfere with, the valid intellectual property rights of a Third Party.

(e)No Action or Claim.  As of the Effective Date, there are no actual, pending, or alleged or threatened in writing, adverse actions, suits, claims, interferences or formal governmental investigations by or against MannKind or any of its Affiliates in or before any court, Governmental Authority involving any MannKind Know-How, MannKind Patents or Product, including in connection with the conduct of any clinical trials or manufacturing activities.  As of the Effective Date, there are no material unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against MannKind with respect to any MannKind Know-How, MannKind Patents or Product.

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(f)No Governmental Funding.  As of the Effective Date: (i) none of the inventions claimed in the MannKind Patents has been conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by any Governmental Authority, and (ii) the inventions claimed in the MannKind Patents are not a “subject invention” as that term is described in 35 U.S.C. Section 201(f).

(g)Compliance.  As of the Effective Date, MannKind and its Affiliates and, to MannKind’s knowledge, any contract research organization to which MannKind or its Affiliates have subcontracted activities in connection with Product have complied in all material respects with all Applicable Laws, including all good clinical practices, good laboratory practices and good manufacturing practices, permits, governmental licenses, registrations, approvals, authorizations, orders, injunctions and decrees, in the research, development, manufacture and use of Product, and neither MannKind nor any of its Affiliates nor, to MannKind’s knowledge, any contract research organization to which MannKind or its Affiliates have subcontracted activities in connection with Product, has received any written notice from any Governmental Authority claiming that any such activities as conducted by them are not in such compliance.

(h)No Injunction.  No Governmental Authority (including the FDA) has commenced or, to MannKind’s knowledge, threatened to initiate any action to enjoin production of Product at any facility, nor has MannKind or any of its Affiliates or, to MannKind’s knowledge, any of its subcontractors involved in production of Product, received any notice to such effect.

(i)Regulatory Information.

(i)MannKind and its Affiliates have generated, prepared, maintained, and retained all Regulatory Filings for the Product that are required to be maintained or retained pursuant to and in accordance with good laboratory and clinical practice and Applicable Laws, and all such information is true, complete and correct.  Neither MannKind nor any of its Affiliates, nor any of its or their respective officers, employees, or agents has knowingly made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the development of the Device, Formulation or Product, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of the Device, Formulation or Product, or committed an act, made a statement, or failed to make a statement with respect to the Development of the Device, Formulation or Product that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Territory.

(ii)MannKind has made available to United Therapeutics a true and correct copy, which is complete in all material respects, of (A) the IND associated with Product, (B) all data from nonclinical studies and clinical studies conducted under the IND for Product, (C) all material correspondence with the FDA regarding Product, and (D) all minutes of meetings and telephone conferences with the FDA with respect to the IND for Product.  To MannKind's knowledge, MannKind has disclosed or otherwise provided United Therapeutics with all material information in MannKind’s possession as of the Effective Date relating to (1) the MannKind Know-How or MannKind Patents, (2) the nonclinical and clinical development activities undertaken with respect to the Product, (3) the safety or efficacy of Product, and (4) the manufacture of Product, all of which information is true, complete in all material respects, and correct.

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(j)During the time period between the Execution Date and the Effective Date, MannKind shall promptly inform United Therapeutics in writing if MannKind or any of its Affiliates becomes aware that the representations and warranties made by MannKind pursuant to Sections 10.1 and 10.2 as of the Execution Date are not true and correct in any material respects on and as of the Effective Date as though made on and as of the Effective Date.

10.3Representations and Warranties of United Therapeutics.  United Therapeutics represents and warrants to MannKind that there is no action, suit, proceeding or investigation pending or, to its knowledge, threatened before any court or administrative agency against United Therapeutics or its Affiliates which could, directly or indirectly, reasonably be expected to materially affect its ability to perform its obligations hereunder or the commercialization by United Therapeutics of the Product.

10.4Disclaimer.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, OR ANY OTHER AGREEMENT CONTEMPLATED HEREUNDER, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND EACH PARTY EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND OF FITNESS FOR A PARTICULAR PURPOSE OR USE, NON-INFRINGEMENT, VALIDITY AND ENFORCEABILITY OF PATENTS, OR THE PROSPECTS OR LIKELIHOOD OF DEVELOPMENT OR COMMERCIAL SUCCESS OF PRODUCT.  EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE EXPRESSLY EXCLUDED.  WITHOUT LIMITING THE FOREGOING, AND WITHOUT LIMITING THE EXPRESS COVENANTS OF THE PARTIES SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION, WARRANTY OR COVENANT, EITHER EXPRESS OR IMPLIED, THAT (A) IT WILL SUCCESSFULLY DEVELOP, MANUFACTURE, COMMERCIALIZE OR CONTINUE TO DEVELOP, MANUFACTURE OR COMMERCIALIZE ANY PRODUCT IN ANY COUNTRY, OR (B) IF COMMERCIALIZED, ANY PRODUCT WILL ACHIEVE ANY PARTICULAR SALES LEVEL, WHETHER IN ANY INDIVIDUAL COUNTRY OR CUMULATIVELY THROUGHOUT THE TERRITORY.

Article 11

Indemnification

11.1Indemnification of MannKind.  United Therapeutics shall indemnify and hold harmless each of MannKind and its Affiliates and the directors, officers, shareholders and employees of such entities and the successors and assigns of any of the foregoing (the “MannKind Indemnitees”), from and against any and all losses, liabilities, damages, penalties, fines, costs and expenses (including, reasonable attorneys’ fees and other expenses of litigation) (“Losses”) from any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claims”) incurred by any MannKind Indemnitee, arising from, or occurring as a result of:  (a) the development, manufacture, use, handling, storage, sale, other disposition, marketing, promotion or commercialization of Product by United Therapeutics or its Affiliates as contemplated by this Agreement; (b) gross negligence or willful misconduct of United Therapeutics or its Affiliates and (c) any material breach of any representations, warranties or covenants by United Therapeutics under Article 10 or Section 4.9 of this Agreement; except to the extent such Third Party Claims fall within the scope of the indemnification obligations of MannKind set forth in Section 11.2.

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11.2Indemnification of United Therapeutics.  MannKind shall indemnify and hold harmless each of United Therapeutics and its Affiliates and the directors, officers, shareholders and employees of such entities, and the successors and assigns of any of the foregoing (the “United Therapeutics Indemnitees”), from and against any and all Losses from any Third Party Claims incurred by any United Therapeutics Indemnitee, arising from, or occurring as a result of: (a) the development of Product by MannKind or its Affiliates prior to the Effective Date or during the Development Term as contemplated by this Agreement; (b) gross negligence or willful misconduct of MannKind or its Affiliates; (c) any material breach of any representations, warranties or covenants by MannKind under Article 10 or Section 4.9 of this Agreement; and (d) the Specified Matters, except to the extent such Third Party Claims (excluding Third Party Claims in relation to the Specified Matters) falls within the scope of the indemnification obligations of United Therapeutics set forth in Section 11.1.

11.3Procedure.  A party that intends to claim indemnification under this Article 11 (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense and/or settlement thereof.  The indemnity arrangement in this Article 11 shall not apply to amounts paid in settlement of any action with respect to a Third Party Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim shall only relieve the Indemnitor of its indemnification obligations under this Article 11 if and to the extent the Indemnitor is actually prejudiced thereby.  The Indemnitee shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Third Party Claim covered by this indemnification.

11.4Insurance.  Each Party, at its own expense, shall maintain product liability and other appropriate insurance (or self-insure) in an amount consistent with industry standards during the Term and shall name the other Party as an additional insured with respect to such insurance.  Each Party shall provide a certificate of insurance (or evidence of self-insurance) evidencing such coverage to the other Party upon request.

Article 12
Term and Termination

12.1Term.  This Agreement shall commence on the Effective Date, and unless terminated earlier as provided in this Article 12, shall continue in full force and effect until terminated pursuant to Section 12.2, 12.3, 12.4 or 12.5 (the “Term”).

12.2Termination by the Parties.  The Parties may terminate this Agreement in its entirety before the end of the Term as follows:

(a)by mutual written agreement of the Parties;

(b)upon written notice by a Party to the other Party if such other Party is in material breach of this Agreement and has not cured such breach within 90 days (10 days with respect to failure to pay any undisputed payment) after written notice from the terminating Party describing the breach and requesting that it be cured.  Any such termination shall become effective at the end of such 90 day (10 day with respect to failure to pay any undisputed payment) period

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unless (i) the breaching Party has cured any such breach or default prior to the end of such period, or (ii) the Party alleged to be in breach of this Agreement disputes such breach within such ninety (90) day period, in which case the non-breaching Party shall not have the right to terminate this Agreement unless it has been determined by a court of competent jurisdiction pursuant to Article 14 that this Agreement was materially breached, and the breaching Party fails to comply with its obligations hereunder within ninety (90) days after such determination; or

(c)upon the bankruptcy or insolvency, or the filing of an action to commence insolvency proceedings against the other Party, or the making or seeking to make or arrange an assignment for the benefit of creditors of the other Party, or the initiation of proceedings in voluntary or involuntary bankruptcy, or the appointment of a receiver or trustee of such Party’s property that is not discharged within 90 days.

12.3Additional United Therapeutics Termination Rights.

(a)United Therapeutics shall have the right to terminate this Agreement in its entirety or with respect to (i) a Development Plan or (ii) any particular Product, at any time for any reason or for no reason upon delivery of at least 90 days’ prior written notice to MannKind.

(b)United Therapeutics shall have the right to terminate this Agreement prior to the Effective Date immediately upon notice to MannKind if any of MannKind’s representations and warranties contained in Article 10 become untrue in any material respect or if MannKind fails to deliver the Closing Certificate to United Therapeutics as contemplated by Section 15.16.

12.4Change of Control. If a Change of Control of United Therapeutics is publicly announced and is reasonably anticipated to result in (a) a material reduction in Net Sales of Product or (b) access to Manufacturing Information by a Third Party with very competitive products or pipelines to MannKind’s products (each, a “Subject Change of Control”), then United Therapeutics agrees that, in order to minimize the adverse impact to MannKind caused by such Subject Change of Control, United Therapeutics shall promptly inform MannKind thereof and in good faith endeavor to agree with MannKind about how to continue the development, manufacturing and commercialization of Product and/or put reasonable measures in place to prevent access to Manufacturing Information. If United Therapeutics and MannKind cannot reach an agreement about how to continue the development, manufacturing and commercialization of Product according to this Agreement, then MannKind shall have the right, effective upon the Subject Change of Control of United Therapeutics, to terminate this Agreement; provided that there shall be no termination right under this Section 12.4 if both (i) reasonable measures are put in place to prevent access to Manufacturing Information and (ii) clause (a) above does not apply.

12.5Additional MannKind Termination Right.  MannKind shall have the right to terminate this Agreement immediately upon written notice to United Therapeutics if United Therapeutics or any of its Affiliates directly, or indirectly through any Third Party, commences any interference or opposition proceeding with respect to, challenges the validity or enforceability of, or opposes any extension of or the grant of a supplementary protection certificate with respect to, any MannKind Patent.

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Article 13

Effect of Termination

13.1Accrued Obligations.  The expiration or termination of this Agreement, in whole or part, for any reason shall not release either Party from any liability or deprive either Party of any right which, at the time of such expiration or termination, has already accrued to such Party or which is attributable to a period prior to such expiration or termination, nor will any expiration or termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, at law or in equity, with respect to breach of this Agreement.

13.2Rights on Termination Other than Termination By United Therapeutics for Cause.  This Section 13.2 shall apply upon the termination of this Agreement by agreement of the Parties under Section 12.2(a), by MannKind pursuant to Section 12.2(b) or (c), Section 12.4 or Section 12.5 or by United Therapeutics pursuant to Section 12.3(a).  In the event of a termination by United Therapeutics pursuant to Section 12.3(a) for a particular Product, this Section 13.2 shall apply only to such terminated Product:

(a)Wind-down Period.

(i)Development.  In the event there are any on-going clinical trials of Product in the Territory, at MannKind’s request in writing, United Therapeutics agrees:  (A) the Parties shall work together in good faith to adopt, and United Therapeutics shall have the final decision-making authority with respect to, a plan to wind-down any such clinical trials in an orderly fashion at United Therapeutics’ expense, with due regard for patient safety and the rights of any subjects that are participants in any clinical trials of Product and take any actions it deems reasonably necessary or appropriate to avoid any human health or safety problems and in compliance with all Applicable Laws, or (B) to the extent so requested by MannKind, to promptly transition to MannKind or its designee such clinical trials then being conducted by United Therapeutics, or portions thereof, for MannKind or its designee to complete at their expense.  If United Therapeutics shall continue to conduct any such clinical trials, it shall do so in accordance with the terms and conditions of this Agreement. If MannKind elects to have United Therapeutics transition the clinical trial(s) to MannKind or its designee, MannKind shall reimburse United Therapeutics for the out-of-pocket costs incurred by United Therapeutics in carrying out such transfer.  Notwithstanding anything to the contrary in this Section 13.2(a)(i), in no case shall United Therapeutics be obligated to pursue or support the activities described in this Section 13.2(a)(i) for a period exceeding 6 months after the date of notice of such termination.

(ii)Commercialization.  United Therapeutics and its Affiliates shall continue, to the extent that United Therapeutics and its Affiliates continue to have stocks of usable Product, to fulfill orders received from customers for Product in the Field in the Territory until up to 180 days after the effective date of termination.  For clarity, United Therapeutics shall have no obligation to continue to market and promote the Product after the termination is effective.  For Product sold by United Therapeutics after the effective date of a termination (i.e., after the expiration of the applicable termination notice period), United Therapeutics shall continue to pay royalties on Net Sales pursuant to Section 6.3.  Notwithstanding the foregoing, United Therapeutics and its Affiliates shall cease such activities in the Territory upon 60 days written notice given by MannKind at any time after the effective date of a termination requesting that such activities (or portion thereof) cease.  In the case of a termination of this Agreement in its entirety,

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within 30 days after MannKind has given notice to United Therapeutics requesting the cessation of activities pursuant to the provision of this Section, United Therapeutics shall notify MannKind of an estimate of the quantity of Product and its shelf life remaining in United Therapeutics’ inventory and MannKind shall have the right to purchase any such quantities of Product from United Therapeutics at a price mutually agreed by the Parties.  To the extent MannKind does not purchase such quantities, United Therapeutics may sell such quantities during the 180 days after the effective date of such termination within the shelf life remaining for Product.

(b)Assignment of Filings and Marketing Approvals.  At MannKind’s option, which shall be exercised by written notice to United Therapeutics, to the extent permitted under Applicable Laws, United Therapeutics shall assign or cause to be assigned to MannKind or its designee (or to the extent not so assignable, United Therapeutics shall take all reasonable actions to make available to MannKind or its designee the benefits of) all Regulatory Filings (including the Data incorporated therein and Marketing Approvals) for Product in the Territory, including any such Regulatory Filings made or owned by its Affiliates.  MannKind shall notify United Therapeutics before the effective date of termination, whether the Regulatory Filings should be assigned to MannKind or its designee, and if the latter, identify the designee, and provide United Therapeutics with all necessary details to enable United Therapeutics to effect the assignment (or availability).  If MannKind fails to provide such notification prior to the effective date of termination, United Therapeutics shall assign the Regulatory Filings to MannKind.

(c)Transition.  The Parties shall negotiate in good faith a written transition agreement pursuant to which the Parties would effectuate this Section 13.2 to coordinate the transition of relevant obligations and rights to MannKind as necessary to develop, manufacture and commercialize Product in the Territory to ensure no interruption of therapy or coverage for patients, including promptly submitting all necessary filings with Governmental Authorities.  United Therapeutics shall use its reasonable efforts to cooperate with MannKind or its designee to effect a smooth and orderly transition in the development, manufacturing, sale and marketing, promotion and commercialization of Product in the Territory during the notice and the Wind-down Period.  Without limiting the foregoing, United Therapeutics shall use its reasonable efforts to conduct, in an expeditious manner, any activities to be conducted under this Section 13.2.  MannKind shall use diligent efforts to identify and finalize an agreement or other arrangement with a Third Party in relation to Product or, to the extent MannKind is able to take over such activities under Applicable Laws, take over, directly or through an Affiliate, all activities related to Product in the Territory, and in particular development activities on-going at the time of the effective date of the termination and the transfer of the Regulatory Filings (including the Data incorporated therein and Marketing Approvals) into the name of MannKind or MannKind’s designee so that the Wind‑down Period will be as limited as possible.  On terms to be further clarified in the written transition agreement, United Therapeutics shall use its reasonable efforts to (i) supply API to MannKind until MannKind can establish and qualify a new supplier of API and (ii) maintain its Government Health Care Program Contracts for the Product bearing the United Therapeutics National Drug Codes (“NDCs”) during the Wind-down Period, provided that in no event shall United Therapeutics be obligated to supply API to MannKind for a period longer than six months from the date notice of termination was given.  Reasonably in advance of the date upon which MannKind or its designee begins commercialization of the Product, the Parties shall coordinate to permit MannKind to establish such agreements, and United Therapeutics shall provide to MannKind (or its designee) all information reasonably necessary to allow MannKind to report government pricing and comply with Applicable Laws. During the Wind-down Period, United Therapeutics shall work with MannKind and the applicable Government Health Care

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Programs to transition the Product from United Therapeutics’ Government Health Care Program Contracts for the Product bearing the United Therapeutics NDC to MannKind’s Government Health Care Program Contracts for the Product bearing the MannKind NDC (or the NDC of MannKind’s designee) as necessary.  The transition agreement shall further clarify the Parties’ respective financial obligations as to allocation of any rebates, chargebacks, or Branded Prescription Drug Fees accrued with respect to Product sold or dispensed during the Wind-down Period (provided, however, that United Therapeutics shall remain solely liable for such payments as may be accrued, but not yet paid, as of the effective date of termination or expiration of this Agreement).

(d)Rights Become Non-Exclusive.  Notwithstanding any other provision of this Agreement, following the effective date of termination and during the Wind-down Period, United Therapeutics’ and its Affiliates’ rights with respect to Product in the Field in the Territory shall be non-exclusive, and, without limiting the foregoing, MannKind shall have the right to engage one or more other distributors and/or licensees of Product in the Field in the Territory.

(e)Continuing Payment Obligations.  Any Product sold or disposed of by United Therapeutics and its Affiliates, in accordance with this Section 13.2 shall be subject to the applicable payment obligations under Article 6.

(f)Licenses.  United Therapeutics hereby grants to MannKind, effective upon termination of this Agreement, an exclusive, worldwide, royalty‑free, fully paid, perpetual, irrevocable, worldwide license (with rights to sublicense) to use all Information and Regulatory Filings generated by United Therapeutics or its Affiliates with respect to Product, then Controlled by United Therapeutics or any of its Affiliates as of the effective date of termination, to develop, make, have made, use, offer for sale, sell, have sold, and import Product. Any and all licenses granted by MannKind to United Therapeutics under this Agreement shall terminate, except as otherwise expressly provided herein.

13.3Rights on Termination By United Therapeutics for Cause.  This Section 13.3 shall apply upon the termination of this Agreement by United Therapeutics pursuant to Section 12.2(b) or (c) or Section 12.3(b):

(a)Winding-Down of Development Activities.  In the event there are any on-going clinical trials of Product in the Territory:

(i)The Parties shall work together in good faith to adopt, and United Therapeutics shall have the final decision-making authority with respect to, a plan to wind-down the development activities in an orderly fashion, with due regard for patient safety and the rights of any subjects that are participants in any clinical trials of Product and take any actions it deems reasonably necessary or appropriate to avoid any human health or safety problems and in compliance with all Applicable Laws.  United Therapeutics shall provide to MannKind (or its designee) all information reasonably necessary to allow MannKind to report government pricing and comply with Applicable Law. During the wind-down period, United Therapeutics shall work with MannKind and the applicable Government Health Care Programs to transition the Product from United Therapeutics’ Government Health Care Program Contracts for the Product bearing the United Therapeutics NDC to MannKind’s Government Health Care Program Contracts for the Product bearing the MannKind NDC (or the NDC of MannKind’s designee) as necessary.  The wind-down plan shall further clarify the Parties’ respective financial obligations as to allocation

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of any rebates, chargebacks, or Branded Prescription Drug Fees accrued with respect to Product sold or dispensed during the Wind-down Period (provided, however, that United Therapeutics shall remain solely liable for such payments as may be accrued, but not yet paid, as of the effective date of termination of this Agreement);

(ii)Each Party shall perform its outstanding non-cancellable obligations under the Development Plan that existed or accrued prior to the notice date of termination; and

(iii)All costs and expenses incurred from the effective date of the termination notice in winding-down the development activities with respect to the applicable Product shall be borne by MannKind; provided, however, that in no case shall MannKind be obligated to pursue or support such activities for a period exceeding 6 months after the date of notice of such termination.

(b)Termination of Licenses.  Any and all licenses granted by United Therapeutics to MannKind or by MannKind to United Therapeutics under this Agreement shall terminate, except as otherwise expressly provided herein.

(c)Regulatory Filings.  Upon United Therapeutics’ request and to the extent permitted by Applicable Laws, MannKind may purchase all Regulatory Filings (including Data incorporated therein and Marketing Approval) that are owned by United Therapeutics or any of its Affiliates for Product at a price mutually agreed by the Parties, and United Therapeutics shall assign or cause to be assigned to MannKind or its designees (or to the extent not so assignable, United Therapeutics shall take all reasonable actions to make available to MannKind or its designee the benefits of) such Regulatory Filings (including Data incorporated therein and Marketing Approval) for Product in the Territory that are so purchased, including any such Regulatory Filings made or owned by its Affiliates.

(d)Termination Assistance.  United Therapeutics and its Affiliates may continue to sell its inventory of Product in the Territory for up to 12 months after the effective date of the termination or offer MannKind to purchase the inventories of Product at a price mutually agreed by the Parties.  MannKind may to the extent permitted by the applicable Third Party, assume such supply or distribution agreement.  MannKind shall provide such other assistance, at no cost to United Therapeutics, as may be reasonably necessary or useful for United Therapeutics to terminate the development or commercialization of the applicable Product in the applicable countries of the Territory.

(e)Continuing Payment Obligations.  Any Product sold or disposed of by United Therapeutics or its Affiliates, in accordance with this Section 13.3 shall be subject to the applicable payment obligations under Article 6.

13.4Rights Upon Bankruptcy. All rights and licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11 of the United States Code and other similar laws in any jurisdiction in the Territory or where a Party is situated (collectively, the “Bankruptcy Laws”), licenses of rights to “intellectual property” as defined under the Bankruptcy Laws.  If a case is commenced during the Term by or against a Party under Bankruptcy Laws then, unless and until this Agreement is rejected as provided in such Bankruptcy Laws, such Party (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a trustee) shall perform all of the

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obligations provided in this Agreement to be performed by such Party.  If a case is commenced during the Term by or against a Party under the Bankruptcy Laws, this Agreement is rejected as provided in the Bankruptcy Laws and the other Party elects to retain its rights hereunder as provided in the Bankruptcy Laws, then the Party subject to such case under the Bankruptcy Laws (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a Title 11 trustee), shall provide to the other Party copies of all Information necessary for such other Party to prosecute, maintain and enjoy its rights under the terms of this Agreement promptly upon such other Party’s written request therefor.  All rights, powers and remedies of the non‑bankrupt Party as provided herein are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at law or in equity (including, without limitation, the Bankruptcy Laws) in the event of the commencement of a case by or against a Party under the Bankruptcy Laws.

13.5Return of Confidential Information.  Upon termination or expiration of this Agreement, except to the extent that a Party retains a license from the other Party as contemplated by this Article 13, each Party shall promptly return to the other Party, or delete or destroy, all relevant records and materials in such Party’s possession or control containing Confidential Information of the other Party; provided that such Party may keep one copy of such materials for archival purposes only subject to a continuing confidentiality obligations.

13.6Survival.  Expiration or termination of this Agreement shall not relieve the Parties of any rights or obligation accruing prior to such expiration or termination.  In addition, upon expiration or termination of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate, except those described in the following Articles and Sections: Sections 2.3 (last sentence only); 6.4(b) (for a period of up to three (3) years from the end of the Calendar Quarter in which termination occurs, but in any event not more than (3) years from the end of the Calendar Quarter in which the last Quarterly Report was submitted); 7.6 (for a period of three (3) years from end of the Calendar Quarter in which termination or expiration occurs); 9.1; 9.3(b), 9.3(d) and 9.5 (in each case with respect to any infringement action being prosecuted as of the effective date of termination);  10.4; and 11.1 – 11.3, and Articles 1, 8, 12, 13 (and sections referenced therein), 14 and 15.

Article 14

Dispute Resolution AND GOVERNING LAW

14.1Disputes.  Parties recognize that issues or disputes as to certain matters may arise from time-to-time during the Term relating to or under this Agreement.  It is the objective of the Parties to seek to resolve any issues or disputes arising under this Agreement in good faith in an expedient manner and, if at all possible, without resort to litigation, and to that end the Parties agree to abide by the following procedures set forth in this Article 14 to resolve any such issues or disputes arising under or relating to this Agreement, including any Party’s rights or obligations or performance under this Agreement (each, a “Dispute”).  The Parties initially shall attempt to settle any such Dispute through good faith negotiations in the spirit of mutual cooperation between business executives with authority to resolve the Dispute.  Notwithstanding anything to the contrary set forth herein, any issue or dispute falling within the ESC’s authority will be handled in accordance with Section 3.1(e), not this Article 14.

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14.2Escalation. Prior to taking action as provided in Section 14.3 below, and at the request of any Party if there is a Dispute, the Parties shall first submit such Dispute to their respective chief executive officers, or the representative designated by such individual (provided that such representative is a senior executive officer of such Party with authority to settle the applicable issue or dispute submitted for resolution under this Section 14.2) (“Senior Executives”) for good faith discussion and attempted resolution.  The Senior Executives to whom any Dispute is submitted shall attempt to resolve the dispute through good faith negotiations over a reasonable period, not to exceed ten (10) Business Days, unless the Senior Executives mutually agree in writing to extend such period of negotiation.  Such ten (10) Business Day period shall be deemed to commence on the date the dispute was submitted by a Party to the Senior Executives.  The Senior Executives shall, if mutually agreed by the Senior Executives, submit the dispute to voluntary mediation at such place and following such procedures as the Parties shall reasonably agree.  All negotiations and discussions pursuant to this Section 14.2 shall be confidential, and the Parties agree that all information concerning or disclosed as part of such negotiations and discussions are and such shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

14.3Court Actions.  If the Senior Executives of the Parties are unable to resolve a given Dispute within the time limits set forth in Section 14.2, either Party may file suit to resolve such matter (including bringing an action for injunctive relief (or any other provisional remedy)) as described below.  Unless otherwise agreed, by the Parties, all actions and proceedings relating to this Agreement shall be heard and determined in any New York State or federal court sitting in the City of New York, County of Manhattan, and the Parties hereby irrevocably submit to exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive any defense of inconvenient forum to the maintenance of any such action or proceeding and waive any right to request transfer venue outside any New York State or federal court sitting in the City of New York, County of Manhattan.

14.4Governing Law.  This Agreement, and all questions regarding the existence, validity, interpretation, breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, United States, without reference to its conflicts of law principles with the exception of sections 5-1401 and 5-1402 of New York General Obligations Law.

Article 15

General Provisions

15.1Intervening Events. If the performance of any part of this Agreement by either Party (other than making payment when due) is prevented, restricted, interfered with or delayed by any reason or cause beyond the reasonable control of such Party (including: fire, flood, embargo, power shortage or failure, acts of war, insurrection, riot, terrorism, strike, lockout or other labor disturbance, acts of God or any acts, omissions or delays in acting of the other Party) (an “Intervening Event”), the Party so affected shall, upon giving written notice to the other Party, be excused from such performance to the extent of such Intervening Event, provided that the affected Party shall use its substantial efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed. If either Party becomes aware that such an Intervening Event has occurred, is imminent or likely, it will immediately notify the other Party.  The Party which is subject to such Intervening Event shall exert all reasonable efforts to overcome it.  Such Party will keep the other informed as to the progress of overcoming such Intervening Event.

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15.2Waiver of Breach.  The failure of either Party at any time or times to require performance of any provision of this Agreement shall in no manner affect its rights at a later time to enforce such rights. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

15.3Performance by Affiliates.  To the extent that this Agreement imposes obligations on Affiliates of a Party, such Party agrees to cause its Affiliates to perform such obligation.  Either Party may use one or more of its Affiliates to perform its obligation hereunder, provided that the Parties will remain liable hereunder for the prompt payment and performance of all their respective obligations hereunder.

15.4Modification.  No amendment or modification of any provision of this Agreement shall be effective unless in a prior writing signed by both Parties hereto.  No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by both Parties hereto.

15.5Severability.  In the event any provision of this Agreement should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate, in good faith and enter into a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties. All other provisions of this Agreement shall remain in full force and effect in such jurisdiction. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

15.6Entire Agreement.  This Agreement (including any letter delivering information referenced herein) constitutes the entire agreement between the Parties relating to the subject matter hereof and thereof and supersede and cancel all previous express or implied agreements and understandings, negotiations, writings and commitments, either oral or written, in respect to the subject matter hereof and thereof.  Each of the Parties acknowledges and agrees that in entering into this Agreement, and the documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any Person (whether party to this Agreement or not) other than as expressly set out in this Agreement.  Nothing in this clause shall, however, operate to limit or exclude any liability for fraud.

15.7Language.  The language of this Agreement and all activities to be pursued under this Agreement is English. Any and all documents proffered by one Party to the other in fulfillment of any provision of this Agreement shall only be in compliance if in English.  Any translation of this Agreement in another language shall be deemed for convenience only and shall never prevail over the original English version.  This Agreement is established in the English language.

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15.8Notices.   Any notice or communication required or permitted under this Agreement shall be in writing in the English language, delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by internationally-recognized courier or sent by registered or certified mail, postage prepaid to the following addresses of the Parties (or such other address for a Party as may be at any time thereafter specified by like notice):

To MannKind: MannKind Corporation 30930 Russell Ranch Road, Suite 301 Westlake Village, California 91362 Telephone: (818) 661-5000 Facsimile: (818) 661-2098 Attention: General Counsel	To United Therapeutics: United Therapeutics Corporation 1040 Spring Street, Silver Spring, Maryland 20910 Attention: General Counsel
with a copy to: Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 Telephone: (858) 550-6000 Facsimile: (858) 550-6420 Attention: L. Kay Chandler, Esq.	with a copy to: Wilson Sonsini Goodrich & Rosati 1700 K Street, NW, Suite 500 Washington, DC 20006 Telephone: (202) 973-8830 Facsimile: (202) 973-8899 Attention: James G. Clessuras, Esq.

Any such notice shall be deemed to have been given: (a) when delivered if personally delivered; (b) on the next Business Day after dispatch if sent by confirmed facsimile or by internationally-recognized overnight courier; and/or (c) on the third Business Day following the date of mailing if sent by mail or nationally recognized courier.  Notices hereunder will not be deemed sufficient if provided only between or among each Party’s representatives on the ESC.

15.9MannKind Change of Control.  In the event of the occurrence of a Change of Control of MannKind during the Term, the following provisions shall apply:

(a)Certain Terms Regarding MannKind Know-How and MannKind Patents.  All MannKind Know-How and MannKind Patents Controlled by MannKind immediately prior to such Change of Control of MannKind shall continue to be MannKind Know-How and MannKind Patents for purposes of this Agreement.  Patents and Information that are Controlled by the entity acquiring MannKind (the “Acquirer”) or a direct or indirect parent holding company of MannKind or the Acquirer’s Affiliates (excluding MannKind or any of its Affiliates existing prior to such Change of Control of MannKind) shall not be included within the MannKind Know-How and MannKind Patents, unless they are actually used by MannKind in the development or commercialization of Product, and would fit within the definition of MannKind Know-How or MannKind Patents if Controlled by MannKind.

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(b)Effect on Exclusivity.  In the event of a Change of Control of MannKind pursuant to which MannKind is acquired by an Acquirer developing, manufacturing or commercializing one or more Competing Products, then provided the Acquirer Segregates all information directly pertaining to Product from the Competing Product programs of the Acquirer and its Affiliates, the provisions of Section 2.5(a) shall not apply with respect to the Competing Products developed, manufactured or commercialized by the Acquirer before such Change of Control of MannKind (including as further developed, manufactured or commercialized after such Change of Control of MannKind).

15.10United Therapeutics Change of Control.  In the event of the occurrence of a Change of Control of United Therapeutics during the Term, the following provisions shall apply:

(a)All United Therapeutics Know-How and United Therapeutics Patents Controlled by United Therapeutics immediately prior to such Change of Control of United Therapeutics shall continue to be United Therapeutics Know-How and United Therapeutics Patents for purposes of this Agreement.  Patents and Information that are Controlled by the Acquirer of United Therapeutics or a direct or indirect parent holding company of United Therapeutics or the Acquirer’s Affiliates (excluding United Therapeutics or any of its Affiliates existing prior to such Change of Control of United Therapeutics) shall not be included within the United Therapeutics Know-How and United Therapeutics Patents.

(b)Effect on Exclusivity.  In the event of a Change of Control of United Therapeutics pursuant to which United Therapeutics is acquired by an Acquirer developing, manufacturing or commercializing one or more products (other than Product) containing or comprising any dry powder formulation of API that is or is intended to be primarily administered in or through the lungs, then provided the Acquirer Segregates all information directly pertaining to Product from such product programs of the Acquirer and its Affiliates, the provisions of Section 2.5(b) shall not apply with respect to such products developed, manufactured or commercialized by the Acquirer before such Change of Control of United Therapeutics (including as further developed, manufactured or commercialized after such Change of Control of United Therapeutics).

15.11Assignment.  This Agreement shall not be assignable or otherwise transferred, nor may any right or obligations hereunder be assigned or transferred, by either Party to any Third Party without the prior written consent of the other Party; except either Party may assign or otherwise transfer this Agreement (including, for clarity, with respect to the Option) without the consent of the other Party to an entity that acquires all or substantially all of the business or assets of the assigning Party relating to the subject matter of this Agreement, whether by merger, acquisition or otherwise.  In addition, either Party shall have the right to assign this Agreement to an Affiliate upon written notice to the non-assigning Party; provided, however, the assigning Party hereby guarantees the performance of this Agreement by such Affiliate.  Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns.  Any assignment of this Agreement in contravention of this Section 15.11 shall be null and void.

15.12No Partnership or Joint Venture.  Nothing in this Agreement or any action which may be taken pursuant to its terms is intended, or shall be deemed, to establish a joint venture or partnership between United Therapeutics and MannKind.  Neither Party to this Agreement shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any Third Party.

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15.13Interpretation.  The captions to the several Articles and Sections of this Agreement are not a part of this Agreement but are included for convenience of reference and shall not affect its meaning or interpretation. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the word “or” means “and/or” unless the context dictates otherwise because the subject of the conjunction are mutually exclusive; (c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article or Section or other subdivision; (d) references in this Agreement to “days” shall mean calendar days; (e) the singular shall include the plural and vice versa; and (f) masculine, feminine and neuter pronouns and expressions shall be interchangeable. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP consistently applied, but only to the extent consistent with its usage and the other definitions in this Agreement.

15.14Counterparts; Electronic or Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  This Agreement may be executed and delivered electronically or by facsimile and upon such delivery such electronic or facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other Party.

15.15Limitation of Liability.  EXCEPT FOR LIABILITY FOR BREACH OF ARTICLE 8, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE OR RIGHT GRANTED HEREUNDER; provided, however, that this Section 15.15 shall not be construed to limit either Party’s indemnification obligations with respect to Third Party Claims under Article 11.

15.16Antitrust Filings. Each of MannKind and United Therapeutics shall use its reasonable best efforts to (i) file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Party, pursuant to the Antitrust Laws, with any Governmental Authority (the “Filings”) with respect to this Agreement and the transactions contemplated hereby, (ii) submit promptly any additional information requested by any such Governmental Authority, and (iii) obtain termination or expiration of the waiting period under the HSR Act and those associated with any other of the Filings which the parties reasonably conclude must be obtained prior to making the rights and obligations of this Agreement effective, and (iv) prevent the entry in any action brought by a Governmental Authority or any other Person that would prohibit, make unlawful or delay the making of the rights and obligations of this Agreement effective.  Without limiting the generality of the foregoing, each of MannKind and United Therapeutics agrees to prepare and make appropriate filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) relating to this Agreement and the transactions contemplated hereby as soon as reasonably practicable, but in any event within 15 Business Days after the Execution Date unless otherwise agreed to in writing by the parties (the “HSR Filing Date”).  The Parties will notify each other promptly of any oral communication with, and provide copies of written communications with, any Governmental Authority in connection with any filings made pursuant to this Section 15.16. Each Party shall cooperate reasonably with the other Party in connection with any such filing (including, to the extent permitted by Applicable Laws, providing copies of all such documents to the non-filing Party prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Antitrust Laws with respect to any such

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filing. No Party hereto shall independently participate in any meeting, teleconference, or other written or oral communication with any Governmental Authority in respect of any such filing, investigation or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. To the extent permitted by Applicable Laws, and subject to all applicable privileges (including the attorney client privilege), each Party shall consult and cooperate reasonably with the other Party, and shall consider in good faith the views of each other, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. Each Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this paragraph as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.  United Therapeutics will pay all fees, payable to any Governmental Authority, associated with Filings.  Other than the provisions of this Section 15.16, the rights and obligations of the Parties under this Agreement shall not become effective until the waiting period provided by the HSR Act, and those associated with any other of the Filings which the Parties reasonably conclude must be obtained prior to making the rights and obligations of this Agreement effective, shall have terminated or expired (the date of such termination or expiration shall be the “Effective Date” of this Agreement).  On the Effective Date, MannKind shall deliver to United Therapeutics a written certification (the “Closing Certificate”) from an officer of MannKind that MannKind’s representations and warranties in Article 10 are accurate in all material respects as of the date of the Effective Date.  Upon the occurrence of the Effective Date, all provisions of this Agreement shall become effective automatically without the need for further action by the Parties.  In the event that any such clearance associated with the Filings is not obtained within […***…]* days after the Execution Date (or such later date as agreed in writing by the Parties), this Agreement may be terminated by either Party.  Notwithstanding anything to the contrary contained in this Agreement and in this Section 15.16, nothing in this Agreement shall require United Therapeutics or its Subsidiaries to agree or propose to (i) sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, (ii) permit or agree to the sale, holding separate, licensing or other disposition of, any assets of MannKind, or (iii) take or refrain from taking any action that would result in any modification, amendment, or change to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, if the Effective Date does not occur United Therapeutics shall reimburse MannKind for […***…]* percent ([…***…]%) of all reasonable and documented out-of-pocket fees, costs, and expenses incurred by MannKind in connection with this Section 15.16 after the Execution Date, up to a maximum reimbursement amount of $[…***…] in the aggregate.

****Confidential Treatment Requested

****Confidential Treatment Requested

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Article 16

Compliance with Law

16.1Export Laws.  Notwithstanding anything to the contrary contained herein, all obligations of MannKind and United Therapeutics are subject to prior compliance with export and import regulations and such other laws and regulations in effect in such jurisdictions or any other relevant country as may be applicable, and to obtaining all necessary approvals required by the applicable agencies of the governments of any relevant countries.  MannKind and United Therapeutics shall cooperate with each other and shall provide assistance to the other as reasonably necessary to obtain any required approvals.

16.2Securities Laws.  Each of the Parties acknowledges that it is aware that the securities laws of the United States and the securities laws of other countries prohibit any person who has material non-public information about a publicly listed company from purchasing or selling securities of such company or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Each Party agrees to comply with such securities laws make its Affiliates, employees and agents aware of the existence of such securities laws and their need to comply with such laws.

16.3Certain Payments.  Each of the Parties acknowledges that it is aware that the United States and other countries have stringent laws which prohibit persons directly or indirectly to make unlawful payments to, and for the benefit of, government officials and related parties to secure approvals or permission for their activities.  Each Party agrees that it will make no such prohibited payments, it will not indirectly make or have made such payments and it will make its Affiliates, employees and agents aware of the existence of such laws and their need to comply with such laws.

16.4Conduct of Activities.  As to all matters contained in this Agreement, each Party shall conduct the activities allocated to it in compliance in all material respects with all Applicable Laws and in accordance with generally accepted scientific standards, good clinical and manufacturing practices and applicable industry ethical codes, applicable under the laws and regulations of the country in which such activities are conducted or of the country in which a Regulatory Filing is made.  Without limiting the foregoing, each Party agrees as follows:

(a)In the performance of its obligations under this Agreement, such Party shall comply and shall cause its and its Affiliates’ employees and contractors to comply with all Applicable Laws, and shall obtain and maintain all licenses, permits, approvals and other authorizations applicable to it in order to enable it to perform its respective obligations hereunder.

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(b)Such Party and, to its knowledge, its and its Affiliates’ employees and contractors shall not, in connection with the performance of their respective obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise or offer to give, or authorize the giving of anything of value to a Public Official or Entity or other Person for purpose of obtaining or retaining business for or with, or directing business to, any Person, including either Party (it being understood that such Party, and to its knowledge, its and its Affiliates’ employees and contractors, has not directly or indirectly promised, offered or provided any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a Public Official or Entity or any other person in connection with the performance of such Party’s obligations under this Agreement, and shall not, directly or indirectly, engage in any of the foregoing).

(c)Such Party and its Affiliates, and their respective employees and contractors, in connection with the performance of their respective obligations under this Agreement, shall not violate, and shall not cause the other Party or such other Party’s Indemnitees to be in violation of the FCPA, Export Control Laws, the federal health care program anti-kickback statute, the public contracts anti-kickback act, any state anti-kickback law, the Health Insurance Portability and Accountability Act (“HIPAA”), set forth at 42 U.S.C. sec. 1320d-2, the federal civil False Claims Act (or any state equivalent), federal or state “sunshine”/aggregate spend reporting laws, government price reporting laws, consumer protection and unfair trade practices laws, or any other Applicable Laws, rules or regulations or otherwise cause any reputational harm to such other Party.

(d)Such Party shall immediately notify the other Party if such Party has any information or suspicion that there may be a violation of the FCPA, Export Control Laws, the federal health care program anti-kickback statute, the public contracts anti-kickback act, any state anti-kickback law, HIPAA, the federal civil False Claims Act (or any state equivalent), federal or state “sunshine”/aggregate spend reporting laws, government price reporting laws, consumer protection and unfair trade practices laws, or any other Applicable Laws in connection with the performance of this Agreement or the development, manufacture or commercialization of Product.

(e)In connection with the performance of its obligations under this Agreement, such Party shall comply and shall cause its and its Affiliates’ employees and contractors to comply with such Party’s own anti-corruption and anti-bribery policy, a copy of which has been provided or made available to the other Party.

(f)The other Party will have the right, upon reasonable prior written notice and during such Party’s regular business hours and without undue interference with business operations, to audit such Party’s books and records in the event that a reasonably suspected violation of any of the representations, warranties or covenants in this Section 16.4 needs to be investigated (including without limitation, any Governmental Authority-identified deficiency.

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(g)Each Party agrees that, in connection with any inspection or audit by a Governmental Authority relating to any activities contemplated under this Agreement, such Party shall: (i) respond promptly and courteously to the inspectors/auditors; (ii) use its reasonable best efforts to notify the other Party of such inspection/audit with sufficient time to permit the other Party to obtain a protective or similar order with respect to such Party’s Confidential Information; (iii) use its reasonable best efforts to disclose the minimum of the other Party’s Confidential Information necessary to comply with the request whether a protective order is obtained; and (iv) assert any applicable protections (such as exemption from freedom of information act disclosure, as may be applicable) with respect to disclosed information.

(h)In the event that such Party has violated or been suspected of violating any of the representations, warranties or covenants in this Section 16.4, such Party will cause its or its Affiliates’ personnel or others working under its direction or control to submit to periodic training that such Party will provide on anti-corruption and/or “fraud and abuse” law compliance.

(i)Such Party will, at the other Party’s request, annually certify to such other Party in writing such party’s compliance, in connection with the performance of such Party’s obligations under this Agreement, with the representations, warranties or covenants in Section 16.4.

(j)Such Party shall have the right to suspend or terminate this Agreement in their entirety where there is a credible finding, after a reasonable investigation, that the other Party, in connection with performance of such other Party’s obligations under this Agreement, has violated any Applicable Laws.

[Signature Page Follows]

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In Witness Whereof, the Parties have executed this License and Collaboration Agreement as of the Execution Date.

MANNKIND CORPORATION		UNITED THERAPEUTICS CORPORATION

By:	/s/ Michael Castagna	By:	/s/ Martine Rothblatt
Name:	Michael Castagna	Name:	Martine Rothblatt
Title:	Chief Executive Officer	Title:	Chief Executive Officer